UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: May 15, 2013

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

VIMPELCOM REPORTS PROFITABLE GROWTH IN 1Q13

KEY RESULTS AND DEVELOPMENTS IN 1Q13

•	Revenues of USD 5.6 billion; organic[1] growth of 1% YoY

•	EBITDA of USD 2.3 billion, up 3% organically YoY

•	EBITDA margin increased 0.9 p.p. YoY to 42.0%

•	Total mobile subscriber base increased 4% YoY[2] to 215 million

•	Net income attributable to VimpelCom shareholders increased 28% YoY to USD 408 million

Amsterdam (May 15, 2013)—“VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announces operating and financial results for the quarter ended March 31, 2013.

JO LUNDER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“VimpelCom has again delivered a good performance in the first quarter of 2013. Year-on-year organic revenue growth was 1%, impacted particularly by MTR reductions in Italy, without which Group organic revenue growth would have been 4%. EBITDA was up 3% organically and 5% excluding the MTR reductions in Italy, highlighting our continuing and successful focus on operational excellence and cost control. The Group’s EBITDA margin increased 0.9 percentage points year-on-year. These results demonstrate further progress on our Value Agenda and we remain on track to achieve our longer term objectives”.

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	1Q13	1Q12	Reported YoY	Organic YoY
Total operating revenues	5,591	5,619	0%	1%
EBITDA	2,348	2,311	2%	3%
EBITDA margin	42.0%	41.1%	—
EBIT	1,107	1,015	9%
Net income attributable to VimpelCom shareholders	408	318	28%
EPS, basic (USD)	0.25	0.20	25%
Net cash from operating activities	1,274	1,607	-21%
Capital expenditures[3]	595	632	-6%
Net debt / LTM EBITDA	2.3	2.6	—
Total mobile subscribers (millions)[2]	215	206	4%

1)

Organic revenue and EBITDA growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items like liquidations and disposals. A reconciliation of organic to reported Revenue and EBITDA growth can be found in Attachment C. For more information please see the definition of Organic growth Revenue and EBITDA in Attachment E.

2)	Following the sale of Vietnam the subscriber numbers for 1Q12 exclude Vietnam subscribers of 3 million. For all definitions please see Attachment E.
3)	Capex 1Q13 excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone

VimpelCom Ltd. 1Q 2013  |  1

ORGANIC GROWTH REVENUE AND EBITDA

	1Q13 versus 1Q12
	Revenue			EBITDA
	Organic	FX / others	Reported	Organic	FX / others	Reported
Business Units
Russia	5%	-1%	4%	6%	-1%	5%
Italy	-9%	1%	-8%	-5%	0%	-5%
Africa & Asia	-1%	-6%	-7%	2%	-5%	-3%
Ukraine	3%	0%	3%	-1%	0%	-1%
CIS	20%	-1%	19%	38%	-1%	37%
Total	1%	-1%	0%	3%	-1%	2%

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS.

The actual financial results in this earnings release have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

VimpelCom Ltd. 1Q 2013  |  2

STRATEGIC UPDATE AND MAIN EVENTS

•	Final dividend 2012 and extra-ordinary dividend for a total of USD 2.0 billion or USD 1.14 per share

•	Reaffirmed dividend guidelines of at least USD 0.80 per common share

•	Sold stake in Cambodia

•	Successfully issued EUR 575 million bonds by WIND

•	AGM re-elected all nine Supervisory Board members

In April, VimpelCom announced the authorization of the final dividend 2012 of USD 0.35 per common share. The Supervisory Board also approved an extra-ordinary dividend of USD 0.79 per common share, related to the conversion of Convertible Preferred Shares by Altimo Holdings & Investments Ltd. (“Altimo”). The total dividend amount paid related to the final dividend 2012 and the extra-ordinary dividend is USD 2.0 billion. In addition, notwithstanding the increased number of outstanding common shares after Altimo’s conversion of Converible Prefered shares, the Company affirmed its dividend guidelines, based on which VimpelCom aims to pay out at least USD 0.80 per share per year assuming not more than 1,757 million common shares are issued and outstanding. For the full dividend guidelines, please refer to the Company’s website at www.vimpelcom.com.

In April, VimpelCom announced the sale of its entire indirect stake in Sotelco Ltd. in Cambodia to its local partner, Mr. Huot Vanthan. This sale was in-line with the Company’s Value Agenda and resulted from the on-going strategic portfolio review, within which its operations are reviewed to assess their future value to the Group.

In the same month, Altimo announced that it launched a mandatory cash tender offer to acquire all outstanding ordinary shares of Orascom Telecom Holding S.A.E. (OTH). VimpelCom does not plan to tender its OTH shares into Altimo’s tender offer on the current terms of the offer.

In April, the Company published its Annual Report 2012 as well as its Corporate Responsibility Report 2012.

In April, Wind Acquisition Finance, a subsidiary of WIND Italy, successfully issued EUR 575 million equivalent Senior Secured Notes in a combination of EUR 150 million 2019 Floating Rate Notes three-month EURIBOR plus 525 bps and USD 550 million 2020 Fixed Rate Notes 6.50%. The net proceeds of this offering were used to refinance WIND’s 2014 and 2015 term loan maturities to to optimize its cash flow profile over the coming years.

On April 24, 2013, VimpelCom held its Annual General Meeting of Shareholders (AGM) in Amsterdam, during which the Company’s shareholders re-elected all nine Supervisory Board members, including four nominated by Altimo, three nominated by Telenor and two independent directors. Shareholders also re-appointed Ernst & Young as the Company’s auditor. Following the AGM, the Supervisory Board unanimously re-elected Alexey Reznikovich as its Chairman.

OTH announced it has signed a share purchase agreement to sell its stake in Telecel Globe Limited, which owns operations in Burundi and Central African Republic. The sale is subject to closing conditions.

In May, VimpelCom announced that Henk van Dalen, Chief Financial Officer, has decided to leave the Company when his contract expires in September 2013. A process to identify VimpelCom’s next Chief Financial Officer is underway and an announcement will be made in due course.

VimpelCom Ltd. 1Q 2013  |  3

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 1Q13

•	Revenues of USD 5.6 billion with organic growth of 1% YoY, significantly impacted by the 72% MTR cut in Italy

•	Continued mobile data growth, with Russia up 31% YoY and Italy up 29% YoY

•	EBITDA of USD 2.3 billion, up 3% organically YoY

•	Total mobile subscriber base increased 4% YoY to 215 million, with incidental strong growth in Uzbekistan

•	CAPEX of USD 0.6 billion; LTM CAPEX / Revenues of 18%

•	Net cash from operating activities of USD 1.3 billion

•	Net debt / LTM EBITDA of 2.3x at the end of 1Q13

OPERATING PERFORMANCE OVERVIEW

In 1Q13 VimpelCom continued to deliver on its strategic priorities as defined by the Company’s Value Agenda for 2013-2015, with profitable organic growth in almost all business units. In USD terms, 1Q13 results were negatively impacted by the YoY appreciation of the USD against the local currencies in most of VimpelCom’s operating businesses. Excluding the 72% reduction of MTRs in Italy, Group revenues would have grown approximately 4% organically YoY and EBITDA would have grown organically by approximately 5% YoY. The organic development is highlighted below.

The total mobile subscriber base increased 4% YoY to 215 million at the end of the first quarter. The largest absolute contribution came from a large increase in subscribers in CIS, primarily due to the network closure of a competitor by the Uzbek authorities. There was also subscriber growth in the Ukraine and Africa & Asia business units. Additionally, the Company achieved strong growth in fixed and mobile broadband subscribers in Russia, Italy and the Ukraine.

In Russia, the Company continued the positive trend of 2012, delivering organic revenue growth of 5% YoY. Mobile data revenues increased 31% YoY. Mobile broadband subscribers in Russia increased 5% YoY to 2.7 million, while the fixed broadband subscriber base increased 7% YoY to 2.4 million.

In Italy, WIND continued to outperform the broader Italian telecom market, which remains highly competitive. VimpelCom further strengthened its market position in Italy in both the mobile and fixed-line segments. Fixed broadband revenues increased 9% YoY in local currency, while mobile internet revenues increased 29% YoY in local currency.

The Africa & Asia Business Unit was impacted by regulatory and governmental actions, with revenues down 1% YoY organically in 1Q13. In Algeria, Djezzy was able to maintain its leadership position, with revenues flat YoY despite limitations resulting from the on-going restrictions. In Pakistan, revenue growth was impacted by several government-forced cellular network closures. In Bangladesh, the decline in revenues was mainly due to the continued disconnection of high value suspected VoIP customers in compliance with new self-regulations set by the regulator and 19 days of strikes during the quarter. The subscriber base in our Africa & Asia business unit increased by 2% YoY to 85 million.

The Ukraine Business Unit completed the transition of its mobile subscriber base to bundled tariff plans as of the end of the first quarter, solidifying its market position in the mobile segment and successfully lowering churn. The mobile subscriber base in the Ukraine increased by 11% YoY to 27.5 million. Total revenues increased 3% YoY, with mobile revenues up 2% and fixed-line service revenues up 13% YoY, mainly due to a 44% increase in fixed residential broadband revenues.

The CIS Business Unit continued to deliver double digit YoY organic revenue growth, with results benefiting meaningfully from the situation in Uzbekistan. The Company continues to face particularly strong competition in Kazakhstan, as well as in Armenia and Kyrgyzstan. In Kazakhstan, VimpelCom is transitioning its subscriber base to bundled tariff plans to solidify its market position and this transition is impacting revenues.

VimpelCom Ltd. 1Q 2013  |  4

OPERATING FINANCIALS PER BUSINESS UNIT

USD mln	1Q13	1Q12	Reported YoY	Organic YoY
Total operating revenues	5,591	5,619	0%	1%
of which:
BU Russia	2,304	2,225	4%	5%
BU Italy	1,622	1,766	-8%	-9%
BU Africa & Asia	864	927	-7%	-1%
BU Ukraine	396	385	3%	3%
BU CIS	451	379	19%	20%
other	(46)	(64)	—	—
EBITDA	2,348	2,311	2%	3%
of which:
BU Russia	963	918	5%	6%
BU Italy	610	639	-5%	-5%
BU Africa & Asia	412	424	-3%	2%
BU Ukraine	194	197	-3%	-1%
BU CIS	220	161	37%	38%
other	(51)	(28)	—	—
EBITDA margin	42.0%	41.1%	—	—
Capital expenditures*	595	632	-6%	—

*	Capex 1Q13 excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone

FINANCIAL PERFORMANCE OVERVIEW

EBITDA increased 2% YoY, reflecting the negative impact of unfavorable currency movements. Excluding the effects of forex, EBITDA increased 3% compared to the same period last year. Excluding the 72% reduction of MTR in Italy, Group EBITDA would have grown 5% organically YoY. Russia delivered healthy EBITDA organic growth of 6% YoY due primarily to higher revenues and strong cost control measures. In Italy, EBITDA declined 5% YoY mainly due to the MTR cuts in July 2012 and January 2013, partially offset by a general reduction of costs. Excluding the MTR impact, EBITDA in Italy increased 2% YoY organically. In Africa & Asia, EBITDA increased 2% YoY organically. In Ukraine, EBITDA declined 1% YoY due to higher business costs resulting from an increase in mobile gross additions and growth in OPEX, partially offset by a decline in HR costs. The 38% YoY EBITDA organic growth in CIS was supported by strong performance in Uzbekistan following the closure of a competitor’s network by the Uzbek authorities, as well as ongoing operational excellence and cost control measures.

EBIT in 1Q13 grew by 9% compared to 1Q12 reflecting the better operational performance and positive impact of a declining amortization applied to intangible assets associated with customer relationships as part of the Wind Telecom acquisition, as well as lower losses recognized on equipment sales and asset disposals.

Profit before tax decreased by 8% YoY to USD 543 million compared to profit before tax of USD 593 million in the same period a year ago. The decline is primarily due to a lower foreign exchange gain, which totaled USD 28 million in 1Q13 compared to a foreign exchange gain of USD 63 million in 1Q12.

Net income attributable to VimpelCom shareholders increased 28% YoY in 1Q13 to USD 408 million compared to net income of USD 318 million in 1Q12. The increase is the result of higher EBIT, higher financial expenses and the favorable impact attributable to non-controlling interest.

CAPEX totaled USD 595 million in 1Q13, with further roll out of the mobile networks in Russia, Bangladesh and CIS and continued roll out of HSDPA+ and in backbone capacity to support the growth in data in Italy. CAPEX 1Q13 excludes USD 179 million of non-cash increase in Intangible Assets related to the contract with Terna, in relation to the Right of Way of WIND’s fiber-optic backbone securing WIND’s long term capability to handle the growing data traffic. LTM CAPEX to revenues stood at 18%. Due to catch-up investments in Russia and potentially in Algeria, the Company expects FY13 CAPEX excluding licenses to be approximately 21% of revenue.

VimpelCom Ltd. 1Q 2013  |  5

INCOME STATEMENT ELEMENTS

USD mln	1Q13	1Q12	YoY
Total operating revenues	5,591	5,619	0%
EBITDA	2,348	2,311	2%
EBIT	1,107	1,015	9%
Financial income and expenses	(501)	(443)	13%
Net foreign exchange (loss)/gain and others	(63)	21	n.m.
Profit before tax	543	593	-8%
Income tax expense	(213)	(239)	-11%
Profit for the period	330	354	-7%
Net income attributable to VimpelCom shareholders	408	318	28%

STATEMENT OF FINANCIAL POSITION & CASH FLOW

USD mln	1Q13	4Q12 restated*	QoQ
Total assets	54,291	54,737	-1%
Shareholders’ equity	14,410	14,246	1%
Gross debt	28,615	26,987	6%
Net debt	22,861	21,971	4%

USD mln	1Q13	1Q12	YoY
Net cash from operating activities	1,274	1,607	-21%
Net cash used in investing activities	(1,054)	(915)	15%
Net cash recieved from financing activities	498	941	-47%

*	Certain amounts shown here do not correspond to the annual consolidated financial statements as at 31 December 2012 and reflect adjustments made with respect to the investment in Euroset. The investment has been revalued in Q4 2012 following the requirements of IAS 28 Investments in Associates increasing the net result by USD 606 million and currency translation of USD 17 mln. Due the adoption of a new standard IFRS 11 Joint Arrangements in 2013 and its retrospective application, VimpelCom had to restate the opening balances to reverse the above mentioned revaluation

Total assets decreased by 1% YoY in 1Q13 to USD 54.3 billion, primarily reflecting depreciation of the Ruble and Euro relative to reporting currency. Gross debt increased 6% YoY for 1Q13 to USD 28.6 billion, with the increase primarily due to the completion of approximately USD 2 billion in debt refinancing during the quarter. Net debt increased 4% YoY in 1Q13 to USD 22.9 billion mainly due to dividend payments of USD 1.3 billion in January 2013, leading to a net debt to LTM EBITDA ratio of 2.3x at the end of the first quarter.

Net cash from operating activities decreased 21% YoY to USD 1.3 billion primarily reflecting the temporarily negative impact of change in working capital compared to the same period a year ago and the phasing of tax and interest payments. The change in working capital was mainly caused by higher inventories and receivables related to handset sales not converted into cash, lower customer advances and deposits on top ups and lower payables as a result of deferred payments in 4Q12. Net cash used in investing activities increased to USD 1.1 billion in 1Q13 compared to USD 0.9 billion in 1Q12, mainly due to investments in deposits. The decrease in net cash received from financing activities in 1Q13 compared to 1Q12 was mainly the result of dividend payments in January 2013.

VimpelCom Ltd. 1Q 2013  |  6

BUSINESS UNITS PERFORMANCE IN 1Q13

•	Russia

•	Italy

•	Africa & Asia

•	Ukraine

•	CIS

VimpelCom Ltd. 1Q 2013  |  7

BUSINESS UNIT RUSSIA – FINANCIAL AND OPERATING RESULTS

•	Revenue increased 5% YoY, with 5% growth in both mobile and fixed-line revenues

•	Mobile data revenue grew 31% YoY, with 44% YoY improvement in small screen data revenue

•	EBITDA increased 6% YoY, leading to EBITDA margin growth of 0.5 p.p. YoY to 41.8%

The Russian Business Unit continued its positive operational performance, delivering profitable growth in 1Q13 with a revenue increase of 5% YoY and EBITDA growth of 6% YoY. The mobile subscriber base increased slightly YoY to 55.7 million subscribers.

Mobile revenues increased 5% YoY, primarily driven by mobile data revenue growth of 31%. The strong improvement in mobile data revenues more than offset the decline in mobile voice revenues in 1Q13, and ARPU increased by 2% YoY to RUB 321. Mobile data revenues grew 61% YoY in Moscow, which is targeted as a priority region for VimpelCom, especially for growing mobile data. VimpelCom continued its efforts aimed at stimulating data usage for small and medium screen users by promoting bundled tariff plans. As a result, data revenues for small screens increased by 44% YoY in 1Q13, continuing the strong growth seen in previous quarters. Additionally, the percentage of subscribers with bundled tariffs increased by 4 p.p. YoY in 1Q13 to 7%. Strong growth of 79% YoY in equipment and accessory sales added to mobile revenue growth during the quarter.

Fixed-line revenues increased 5% YoY in 1Q13 driven by strong performance of the FTTB segment. The FTTB subscriber base increased by 8% YoY to 2.3 million, while FTTB revenues increased by 15% YoY.

Quarterly mobile churn decreased to 15% in 1Q13 from 17% in 1Q12. The Company aims to reduce churn in FY13 by increasing the quality of the data network, improving the quality of its subscriber base as the result of a full revenue share model with all of its distributors and launching a comprehensive churn reduction program. The Company’s strategy of expanding its owned mono-brand stores will also support reduced churn by offering better customer service and an improved product offering to subscribers.

EBITDA margin increased 0.5 p.p. YoY to 41.8% in 1Q13, with improvement driven by the Company’s Operational Excellence program. The primary contributors to the EBITDA margin improvement were savings in commercial costs, primarily driven by the shift to a revenue share model with distributors, as well as savings in HR costs.

In May, VimpelCom announced the appointment of Artem Nitz as Vice-President, Director of the Moscow region. Before joining OJSC VimpelCom, Artem served as CFO in VimpelCom’s Ukraine business unit after holding the position of Director corporate strategy. Artem Nitz will replace Andrey Pyatakhin, who will become CEO of VimpelCom’s operating company in Armenia.

KEY DEVELOPMENTS 1Q13

•	Total revenue in Russia grew by 5% YoY to RUB 70.1 billion.

•	Mobile revenues increased 5% YoY to RUB 58.1 billion.

•	Fixed-line revenue increased 5% YoY to RUB 12.0 billion.

•	EBITDA increased by 6% YoY to RUB 29.3 billion.

•	EBITDA margin increased 0.5 p.p. to 41.8%.

•	The mobile subscriber base increased slightly YoY to 55.7 million; mobile broadband subscribers increased 5% YoY to 2.7 million. The fixed broadband subscriber base increased 7% YoY to 2.4 million.

•	Mobile ARPU increased by 2% YoY to RUB 321.

•	Mobile data traffic grew 72% YoY.

•	LTM CAPEX/Revenues was 18% in 1Q13 and VimpelCom remains on track to deliver continued improvement in network quality to support the growth of mobile data.

VimpelCom Ltd. 1Q 2013  |  8

RUSSIA KEY INDICATORS

RUB mln	1Q13	1Q12	YoY
Total operating revenues	70,080	67,022	5%
Total operating expenditures	40,788	39,367	4%
EBITDA	29,292	27,654	6%
EBITDA margin	41.8%	41.3%	—
Capex	6,711	6,140	9%
Capex / revenues	10%	9%	—
Mobile
Mobile total operating revenues	58,117	55,576	5%
- of which mobile data	7,194	5,510	31%
Mobile subscribers (‘000)	55,666	55,622	0%
- of which mobile broadband (‘000)	2,717	2,579	5%
Mobile ARPU (RUB)	321	314	2%
MOU (min)	277	254	9%
Fixed-line
Fixed-line total operating revenues	11,963	11,445	5%
Fixed Broadband revenues	3,187	2,795	14%
Fixed Broadband subscribers (‘000)	2,378	2,224	7%
Fixed Broadband ARPU (RUB)	440	426	3%

VimpelCom Ltd. 1Q 2013  |  9

BUSINESS UNIT ITALY—FINANCIAL AND OPERATING RESULTS

•	Revenues increased 1% YoY, excluding MTR impact

•	EBITDA up 2% YoY, excluding MTR impact, supported by cost efficiency

•	Strong data revenue growth: mobile Internet up 29%, messaging up 5%, fixed broadband up 9%

•	Mobile subscribers exceeded 22 million; 100% of net additions in the market

WIND in Italy continued to outperform its competitors in 1Q13 posting a solid performance that partially offset the unfavorable regulatory and macroeconomic environment in a very competitive market.

Total revenues in 1Q13 decreased 9% YoY mainly as a result of cuts in mobile termination rates in both July 2012 and January 2013 for a total reduction of 72% (5.3 Euro cent in 1Q12 vs. 1.5 Euro cent in 1Q13). Excluding the impact from MTR cuts total revenues grew 1% YoY.

In mobile, revenues declined by 10% over 1Q12 due to the aforementioned MTR cuts, net of which growth would have been 3%. WIND’s mobile subscriber base grew by 4% YoY despite the high churn rate due to an acceleration of the MNP phenomenon in the market.

In fixed-line revenues decreased 6% mainly due to the decline in the indirect customer base coupled with a reduction in voice ARPU as a result of the new strategy focused on LLU. However the higher margin direct customer base increased by 1% YoY.

WIND posted strong performance in Data with mobile internet revenues up 29%, messaging revenues up 5% and fixed Broadband revenues increasing by 9%. Mobile broadband consumer subscribers grew 39% YoY and fixed broadband customers grew by 1% driven by a 3% increase in the more profitable LLU Broadband subscriber base.

EBITDA declined by 5% driven by the reduction in revenues, due to the MTR cuts, partially offset by structural cost saving initiatives implemented in the period in almost all lines of the P&L. Net of MTR cuts EBITDA would have increased 2%. Despite this decline, EBITDA margin increased by 1.3 percentage points YoY to 37.5%.

KEY DEVELOPMENTS 1Q13

•	Total revenues declined 9% YoY to EUR 1,229 million with an underlying increase, excluding MTR impact, of 1%.

•	EBITDA declined 5% to EUR 461 million, with an underlying increase, excluding MTR impact, of 2%.

•	EBITDA margin increased 1.3 percentage points to 37.5%.

•	Mobile customer base increased 4% to exceed 22 million subscribers, with WIND gaining 100% of MNO net additions in 1Q13. Mobile broadband consumer subscribers grew 39% YoY.

•

Mobile data ARPU increased by 8% to EUR 4.1 accounting for 33% of the total ARPU of EUR 12.4; the total ARPU decreased due to a decline in voice ARPU mainly related to the two MTR cuts and competitive intensity. This was coupled with the ongoing success of WIND’s data only SIM card offerings for tablets, PCs and dongles which do not generate voice revenues.

•

In fixed-line, WIND continued to focus on the direct market, achieving 2% growth in voice LLU subscribers to 2.46 million. Fixed broadband subscribers grew by 1% to 2.23 million driven by 3% increase in LLU broadband customers.

•

Fixed-line ARPU decreased by 3% to EUR 31.3 driven by the decline of pay-per-use traffic and prices coupled with promotional activity resulting from competitive pressure. Broadband ARPU grew 7% YoY to EUR 20.2 mainly due to strong penetration of bundle offers.

•

CAPEX totaled EUR 162 million, which was invested mainly in the mobile HSPA+ expansion and in the backhauling capacity to support the strong growth in data. CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to capitalization of a contract with Terna, in relation to the Right of Way of WIND’s fiber-optic backbone, securing WIND’s long term capability to handle the growing data traffic.

VimpelCom Ltd. 1Q 2013  |  10

ITALY KEY INDICATORS

Euro mln	1Q13	1Q12	YoY
Total operating revenues	1,229	1,346	-9%
Total operating expenditures	769	859	-11%
EBITDA	461	487	-5%
EBITDA margin	37.5%	36.2%	—
Capex (1)	162	193	-16%
Capex (1) / revenues	13%	14%	—
Mobile
Total revenues	888	983	-10%
Subscribers (‘000)	22,013	21,132	4%
- of which mobile broadband (‘000) (2)	6,277	4,525	39%
ARPU (€)	12	15	-16%
MOU (min)	216	205	5%
Fixed
Total revenues	341	363	-6%
Total voice subscribers (‘000)	3,096	3,182	-3%
Total fixed-line ARPU (€)	31	32	-3%
Broadband subscribers (‘000)	2,228	2,211	1%
Broadband ARPU (€)	20	19	7%
Dual-play subscribers (‘000)	1,871	1,809	3%

(1)	Capex 1Q13 exclude EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
(2)	Mobile broadband includes consumer customers that have performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G

VimpelCom Ltd. 1Q 2013  |  11

BUSINESS UNIT AFRICA & ASIA – FINANCIAL AND OPERATING RESULTS

•	Revenues decreased by 1% YoY organically to USD 864 million, impacted by regulatory and governmental actions

•	EBITDA grew organically 2% YoY to USD 412 million, with an EBITDA margin of 47.7%

•	Subscriber base increased by 2% to more than 85 million

Revenues in the Africa & Asia business unit were negatively impacted by regulatory and governmental actions that are beyond management control and decisions, leading to a decline of 1% YoY organically to USD 864 million. This decline was mainly driven by the slowdown in Bangladesh due to the new self-regulation set by the regulator and 19 days of strikes during the quarter, the on-going restrictions on Djezzy in Algeria, which affected our operational competitiveness and the political and macro-economic unrest in Pakistan. Reported results in US dollar terms were adversely affected by local currency devaluation against the US dollar, mainly in Algeria and Pakistan resulting in a revenue decline of 7% YoY and an EBITDA decline of 3% YoY. EBITDA achieved organic growth of 2% YoY reaching USD 412 million.

ALGERIA (“DJEZZY”)

Djezzy was able to maintain its leadership position with a market share of 55%, growing its subscriber base by 1% YoY to 17.9 million customers. Revenues remained relatively flat YoY in local currency terms, despite the lack of competitiveness on marketing offering and activities. In addition, strikes at the local post office indirectly affected customers spending due to their inability to withdraw or transfer funds. Mobile data revenues grew by 49% YoY. EBITDA decreased by 2% YoY in local currency terms, mainly due to higher IT costs, as well as higher administrative costs. During the quarter, Djezzy was internationally awarded the “Lawhat d’ Or” for the best outdoor campaign in Algeria during 2013.

PAKISTAN (“MOBILINK”)

Mobilink subscriber base increased by 1% YoY to 36.3 million customers. The operating environment in Pakistan remained challenging due to persistent energy shortage, a volatile security situation and continued telecom regulatory restrictions. In 1Q13, Mobilink implemented several initiatives designed to mitigate the impact of regulatory restrictions on retail channel sales for new SIMs by changing the distribution structure through direct agreements with selected retailers and focusing on reactivation offers. All cellular networks in major cities were shut down several times upon government request for security reasons, which resulted in revenue loss for all cellular operators. Despite all these issues, revenues increased by 5% YoY in local currency terms, driven by aggressive acquisition offers, price increase initiatives for base tariffs and all major offers, a higher subscriber base and improved VAS and interconnect revenues. Mobile data revenues increased by 27% YoY. EBITDA increased by 5% YoY in local currency terms, mostly due to strong measures associated with the Operational Excellence initiative.

BANGLADESH (“BANGLALINK”)

At the end of 1Q13, banglalink’s subscriber base stood at approximately 25.9 million customers, growing by 5% YoY. banglalink’s revenues decreased by 13% YoY, mainly due to lower usage per subscriber resulting from the disconnection of high value suspected VoIP customers, in compliance with new self-regulations set by the regulator BTRC. Total disconnections related to suspected VoIP customers during 1Q13 stood at 527K customers, in addition to 536K customers disconnected during 4Q12. Furthermore, revenues were affected by the regulator enforced 10 seconds pulse for all packages including Interactive Voice Response (IVR) services, which was implemented during September 2012.Mobile data revenues grew by 159% YoY. EBITDA increased 5% YoY, mainly driven by lower subscriber acquisition cost (SIM tax subsidy) due to fewer gross additions.

The disconnection of VoIP customers is expected to have a prolonged negative impact during 2013, as previously highlighted during 4Q12. The YoY development is expected to be negative in 2013 as a result and EBITDA growth will be under significant pressure.

SUB SAHARAN AFRICA (“TELECEL GLOBE”)

Telecel Globe subscribers increased by 17% YoY to approximately 4.1 million, while the number of subscribers in Zimbabwe, which is not consolidated, increased by 33% YoY. In CAR, revenues decreased by 28% YoY in local currency terms due to the ongoing security situation that followed the armed rebellion. In Burundi, revenues grew by 3% YoY in local currency terms, mainly driven by 1% growth in subscribers to approximately 1.2 million.

SOUTH EAST ASIA

On April 19th 2013 VimpelCom announced the sale of it indirect stake in Sotelco Ltd. in Cambodia to it’s local partner, Mr. Huot Vanthan. In Laos, revenues decreased by 2% YoY driven by the lower subscribers base.

VimpelCom Ltd. 1Q 2013  |  12

AFRICA & ASIA* KEY INDICATORS

USD mln	1Q13	1Q12	YoY
Total operating revenues	864	927	-7%
Total operating expenditures	452	503	-10%
EBITDA	412	424	-3%
EBITDA margin	47.7%	45.7%	—
Capex	30	69	-56%
Capex / revenues	3%	7%	—
Mobile Subscribers (‘000)**	85,121	83,273	2%

*	Africa & Asia operations include operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia.

For details per country unit please see Attachment B

**	Following the sale of Vietnam the subscriber numbers for 1Q12 exclude Vietnam subscribers of 3 million.

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	1Q13	1Q12	YoY
Total operating revenues	34	34	-1%
EBITDA	20	21	-2%
EBITDA margin	59.2%	60.0%	—

PAKISTAN

PKR bln	1Q13	1Q12	YoY
Total operating revenues	27	26	5%
EBITDA	12	11	5%
EBITDA margin	42.3%	42.2%	—

BANGLADESH

BDT bln	1Q13	1Q12	YoY
Total operating revenues	9	11	-13%
EBITDA	4	4	5%
EBITDA margin	41.3%	34.0%	—

VimpelCom Ltd. 1Q 2013  |  13

BUSINESS UNIT UKRAINE – FINANCIAL AND OPERATING RESULTS

•	Revenues increased 3% YoY to UAH 3.2 billion, supported by growth of fixed broadband

•	Strong increase in data revenues; mobile data revenues up 8% YoY

•	EBITDA declined 1% YoY to UAH 1.6 billion; EBITDA margin of 49.0%

•	Mobile subscriber base grew 11% YoY to 27.5 million

•	Fixed broadband subscribers increased 44% YoY to 663 thousand

The Ukraine Business Unit completed the transition of its mobile subscriber base to bundled tariff plans as of the end of the first quarter, solidifying its market position in the mobile segment and successfully lowering churn. The Company’s mobile subscriber base increased by 11% YoY to 27.5 million as a result of its improved market offering and regionalized sales efforts.

•	Total revenues grew 3% YoY to UAH 3.2 billion.

•

Mobile revenues grew 2% YoY to UAH 2.9 billion, driven by increased sales of equipment and accessories and strong growth in revenues from value added services. ARPU declined by 6% YoY to UAH 35.1 due to the transitioning to bundled tariff plans and an increase in the number of lower ARPU subscribers in the customer base.

•

Fixed-line revenues were up 13% YoY as a result of strong growth in fixed residential broadband (FTTB) revenue. As reported in previous quarters, FTTB revenue continued to outgrow the market, increasing by 65% YoY driven by growth in the fixed broadband subscriber base of 44% YoY to 663 thousand and 11% YoY growth of fixed broadband ARPU to UAH 50.0.

•

EBITDA decreased 1% YoY to UAH 1.6 billion and EBITDA margin declined 2.1 p.p. YoY to 49% in 1Q13. The decrease is mainly due to higher commercial costs associated with increased sales and an increase in Network & IT costs and G&A costs, partially offset by savings in HR costs.

•	CAPEX was UAH 336 million in 1Q13 and LTM CAPEX/Revenues was 14%, reflecting a declining trend as a result of reduced investments in the FTTB network due to completion of the rollout.

UKRAINE KEY INDICATORS

UAH mln	1Q13	1Q12	YoY
Total operating revenues	3,162	3,079	3%
Total operating expenditures	1,612	1,505	7%
EBITDA	1,550	1,574	-1%
EBITDA margin	49.0%	51.1%	—
Capex	336	356	-6%
Capex / revenues	11%	12%	—
Mobile
Mobile total operating revenues	2,896	2,844	2%
Mobile subscribers (‘000)	27,538	24,890	11%
Mobile ARPU (UAH)	35	37	-6%
MOU (min)	464	482	-4%
Fixed-line
Fixed-line total operating revenues	265	235	13%
Fixed-line broadband revenues	96	58	64%
Fixed-line broadband subscribers (‘000)	663	461	44%
Fixed-line broadband ARPU (UAH)	50	45	11%

VimpelCom Ltd. 1Q 2013  |  14

BUSINESS UNIT CIS – FINANCIAL AND OPERATING RESULTS

•	Revenues increased by 20% YoY organically, with strong positive impact from Uzbekistan

•	EBITDA reached USD 220 million, with organic growth of 38% YoY

•	EBITDA margin expanded 6.4 p.p to 48.8%

•	Mobile subscribers increased 16% YoY to 24 million

•	Mobile data subscriber base grew 28% YoY to 12.6 million

•	Fixed broadband subscriber base increased 41% to 343 thousand

The CIS Business Unit continued to perform strongly in 1Q13, delivering double digit YoY organic growth in both revenue and EBITDA. Results were substantially positively impacted by the situation in Uzbekistan following the network closure of a competitor’s network by the Uzbek authorities as of 3Q12.

VimpelCom increased its mobile subscriber base in the CIS by 16% YoY, mainly driven by 40% growth in subscribers in Uzbekistan. The Company continued to face particularly strong competition in Kazakhstan, as well as in Armenia and Kyrgyzstan.

•	In 1Q13, total revenues grew organically by 20% YoY with the main contribution coming from Uzbekistan. Reported revenues grew 19% to USD 451 million. If Uzbekistan would have been adjusted to the growth level of 1H12, the revenue organic growth in 1Q13 would have been 7% YoY.

•	Total mobile revenues increased organically by 21% YoY in 1Q13.

•	Fixed-line revenues increased organically by 5% YoY due to strong growth in Kazakhstan.

•	EBITDA grew 38% organically and 37% on a reported basis mainly due to strong mobile revenue growth in Uzbekistan, but also in Kyrgyzstan and Tajikistan. If Uzbekistan would have been adjusted to the growth level of 1H12, EBITDA organic growth would have been 6%.

•	EBITDA margin improved 6.4 p.p. YoY to 48.8% in 1Q13, with improvement primarily due to strong performance in Uzbekistan.

•	LTM CAPEX/Revenues was 21%.

KAZAKHSTAN

The market in Kazakhstan remained highly competitive and VimpelCom is transitioning its subscriber base to bundled tariff plans to solidify its market position, impacting revenues. This had a negative impact which is expected to continue in the coming quarters. Improvements in revenue dynamics are expected after the transition is completed. The regulator in Kazakhstan introduced a limitation on tariffs during the first quarter, which led to an APPM decline, while the MTR was cut by 15%.

Revenues in Kazakhstan increased by 1% YoY in 1Q13. This was driven by a 41% YoY increase in fixed-line revenues, partially offset by a 1% YoY decline in mobile service revenues due to decreased voice revenues. Churn in Kazakhstan is improving as a result of the introduction of a loyalty program and the Company’s efforts around tariff plans. Mobile data revenues increased 38% YoY in 1Q13 as a result of the Company’s focus on increasing data usage for small screens. EBITDA grew 5% YoY and EBITDA margin improved 1.7 p.p. to 46.7%, supported by a reduction in MTR that led to lower MTR costs, as well as decreases in commercial costs as a result of the introduction of a revenue share model with the distribution channel.

UZBEKISTAN

In Uzbekistan, VimpelCom continued to strengthen its market position in 1Q13 after the closure of a competitor’s network started in 3Q12. Revenue was up 100% YoY, driven by a 40% YoY increase in the subscriber base and a 43% YoY increase in ARPU due to growth of high value subscribers and increasing mobile data revenues. EBITDA grew 192% YoY and EBITDA margin was 65.2%, a strong increase from 44.6% in 1Q12. These results were supported by the exceptional revenue growth and control of structural OPEX. The main focus of management in Uzbekistan is to sustain quality of service and further improve network capacity.

VimpelCom Ltd. 1Q 2013  |  15

KYRGYZSTAN

Kyrgyzstan continued to deliver revenue and EBITDA growth despite a highly competitive environment. Revenues increased organically by 31% YoY in 1Q13 primarily supported by growth in interconnect revenue due to increased interconnect rates. Additionally mobile data revenue grew 34% YoY despite a 5% YoY decline in the subscriber base. EBITDA grew organically by 20% YoY and EBITDA margin was 51.1%.

ARMENIA

Revenues in Armenia declined organically by 6% YoY in 1Q13, primarily due to stagnating fixed-line and mobile voice revenues, as well as lower sales of mobile equipment. The mobile segment faces strong competition and mobile data revenue growth of 33% did not fully compensate for the 6% YoY decrease in mobile voice revenue. EBITDA declined 4% YoY and EBITDA margin increased 0.9 p.p. to 39.1%.

TAJIKISTAN

In Tajikistan, revenues increased organically by 39% YoY in 1Q13, while EBITDA increased by 41% YoY, leading to a 0.6 p.p. increase in EBITDA margin to 42.5%. The mobile subscriber base in Tajikistan increased by 15% YoY and mobile ARPU increased by 23%, mainly due to growth in interconnect revenue. Mobile data revenue grew strongly by 39% YoY.

GEORGIA

Georgia delivered strong YoY results in 1Q13, further strengthening its market position. Subscriber growth was 11% YoY, revenues increased 24% YoY and EBITDA improved 57% YoY in local currency. EBITDA margin increased 5.8 p.p. YoY to 27.9%, primarily due to an increase in service margin and cost control.

CIS* KEY INDICATORS

USD mln	1Q13	1Q12	YoY
Total operating revenues	451	379	19%
Total operating expenditures	231	218	6%
EBITDA	220	161	37%
EBITDA margin	48.8%	42.4%	—
Capex	90	61	48%
Capex / revenues	20%	16%	—
Mobile
Mobile subscribers (‘000)	23,949	20,716	16%
- of which mobile broadband (‘000)	12,592	9,800	28%
Fixed
Fixed-line broadband subscribers (‘000)	343	243	41%
Fixed-line broadband revenues	15	10	47%

*	CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia. For details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	1Q13	1Q12	YoY
Total operating revenues	28,650	28,237	1%
EBITDA	13,373	12,706	5%
EBITDA margin	46.7%	45.0%	—

UZBEKISTAN

USD mln	1Q13	1Q12	YoY
Total operating revenues	157	79	100%
EBITDA	102	35	192%
EBITDA margin	65.2%	44.6%	—

VimpelCom Ltd. 1Q 2013  |  16

CONFERENCE CALL INFORMATION

On May 15, 2013, the Company will host an analyst & investor conference call on its first quarter 2013 results. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number: +1 (877) 616-4476

International call-in number: + 1 (402) 875-4763

The conference call replay and the slide presentations webcast will be available until May 22, 2013. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay number: +1 (855) 859-2056

Confirmation Code: 48702527

International replay: +1 (404) 537-3406

Confirmation Code: 48702527

CONTACT INFORMATION

INVESTOR RELATIONS

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Remco Vergeer

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Stefano Songini

ir@mail.wind.it

Tel +39 06 83111 (Rome)

Mamdouh Abd Elwahab

otinvestorrelations@otelecom.com

Tel: +202 2461 5050 / 51 (Cairo)

MEDIA AND PUBLIC RELATIONS Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 1Q 2013  |  17

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s anticipated performance, refinancing plans and dividend guidelines. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2013 VimpelCom had 215 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

VimpelCom Ltd. 1Q 2013  |  18

CONTENT OF THE ATTACHMENT TABLES

Attachment A	VimpelCom Ltd Financial Statements	20

Attachment B	Country units key indicators CIS and Africa & Asia	23

Attachment C	Reconciliation Tables	26
	Average Rates of Functional Currencies to USD

Attachment D	WIND Telecomunicazioni group condensed financial statement of income	27

Attachment E	Definitions	28

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2013.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 1Q 2013  |  19

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

USD mln	1Q13	1Q12(2)
Total operating revenues	5,591	5,619
of which other revenues	39	50
Operating expenses
Service costs (1)(2)	1,485	1,541
Selling, general and administrative expenses (2)	1,758	1,767
Depreciation (2)	766	721
Amortization	454	532
Impairment loss (2)	18	—
Loss on disposals of non-current assets	3	43
Total operating expenses	4,484	4,604
Operating profit	1,107	1,015
Finance costs	523	484
Finance income	(22)	(41)
Other non-operating losses	26	26
Shares of loss of associates and joint ventures accounted for using the equity method	65	16
Net foreign exchange gain	(28)	(63)
Profit before tax	543	593
Income tax expense	213	239
Profit for the period	330	354
Non-controlling interest	(78)	36
Net income attributable to VimpelCom shareholders	408	318

(1)	Service costs include costs related to equipment and accessories
(2)	Income statement 1Q12 has been amended to reflect classification of certain operating costs at the Group level without any impact on net income and performance of the business unit

VimpelCom Ltd. 1Q 2013  |  20

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	31 March 2013	31 December 2012 Restated *
Assets
Non-current assets
Property and equipment	14,990	15,666
Intangible assets	10,214	10,601
Goodwill	16,703	16,964
Investments in associates and joint ventures	496	545
Deferred tax asset	331	312
Financial assets	1,163	1,091
Other non-financial assets	29	18
Total non-current assets	43,926	45,197
Current assets
Inventories	224	167
Trade and other receivables	2,466	2,495
Other non-financial assets	1,308	1,290
Current income tax asset	220	292
Other financial assets	400	270
Cash and cash equivalents	5,564	4,949
Total current assets	10,182	9,463
Assets classified as held for sale	183	77
Total assets	54,291	54,737
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	14,410	14,246
Non-controlling interests	467	503
Total equity	14,877	14,749
Non-current liabilities
Financial liabilities	27,219	25,693
Provisions	557	548
Other non-financial liabilities	394	410
Deferred tax liability	1,349	1,416
Total non-current liabilities	29,519	28,067
Current liabilities
Trade and other payables	3,999	4,585
Dividend payables	—	1,274
Other non-financial liabilities	2,242	2,243
Other financial liabilities	3,251	3,388
Current income tax payable	161	202
Provisions	170	192
Total current liabilities	9,823	11,884
Liabilities associated with assets held for sale	72	37
Total equity and liabilities	54,291	54,737

*	Certain amounts shown here do not correspond to the annual consolidated financial statements as at 31 December 2012 and reflect adjustments made with respect to the investment in Euroset. The investment has been revalued in Q4 2012 following the requirements of IAS 28 Investments in Associates increasing the net result by USD 606 million and currency translation of USD 17 million. Due the adoption of a new standard IFRS 11 Joint Arrangements in 2013 and its retrospective application, VimpelCom, based on the applicable IFRS guidance, had to restate the opening balances to reverse the above mentioned revaluation

VimpelCom Ltd. 1Q 2013  |  21

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	1Q13	1Q12*
Operating activities
Profit after tax	330	354
Tax expense	213	239
Profit before tax	543	593
Non-cash adjustment to reconcile profit before tax to net cash flows:
Depreciation	766	721
Amortization	454	532
Impairment loss	18	—
Loss on disposals of non-current assets	3	43
Finance income	(22)	(41)
Finance costs	523	484
Other non-operating losses	26	26
Net foreign exchange gain	(28)	(63)
Share of loss of associate	65	16
Movements in provisions and pensions	27	6
Cash from operations	2,375	2,317
Working capital adjustments:
Change in trade and other receivables and prepayments*	(58)	78
Change in inventories	(58)	—
Change in trade and other payables*	(178)	(95)
Interest and income tax:
Interest paid*	(607)	(628)
Interest received	26	96
Income tax paid	(226)	(161)
Net cash flows from operating activities	1,274	1,607
Investing activities:
Proceeds from sale of property, plant and equipment and intangible assets	26	7
Purchase of property, plant and equipment and intangible assets	(890)	(872)
Payments of loans granted	(36)	(50)
Receipts/(payments) from deposits and loans granted	(148)	1
Other	(6)	(1)
Net cash flows used in investing activities	(1,054)	(915)
Financing activities:
Acquisition of non-controlling interest	—	(9)
Proceeds from borrowings net of fees paid	2,027	1,412
Repayment of borrowings	(234)	(462)
Dividends paid to equity holders of the parent	(1,295)	—
Net cash flows used in financing activities	498	942
Net increase in cash and cash equivalents	718	1,633
Net foreign exchange difference	(103)	75
Cash and cash equivalents re-classified as held for sale	—	(128)
Cash and cash equivalents at beginning of period	4,949	2,325
Cash and cash equivalents at end of period	5,564	3,905

*	The amount of Interest paid was amended to reflect its proper classification without any impact on Net cash from operating activities

VimpelCom Ltd. 1Q 2013  |  22

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL ALGERIA

DZD bln	1Q13	1Q12	YoY
Total operating revenues	34	34	-1%
EBITDA	20	21	-2%
EBITDA margin	59.2%	60.0%	—
Capex (USD)	9	10	-15%
Capex / revenues (USD)	2%	2%	—
Mobile
Subscribers (‘000)	17,931	17,691	1%
ARPU	630	657	-4%
MOU (min)	221	269	-18%

PAKISTAN

PKR bln	1Q13	1Q12	YoY
Total operating revenues	27	26	5%
EBITDA	12	11	5%
EBITDA margin	42.3%	42.2%	—
Capex (USD)	9	24	-63%
Capex / revenues (USD)	3%	8%	—
Mobile
Subscribers (‘000)	36,316	35,788	1%
ARPU	244	239	2%
MOU (min)	228	215	6%

BANGLADESH

BDT bln	1Q13	1Q12	YoY
Total operating revenues	9	11	-13%
EBITDA	4	4	5%
EBITDA margin	41.3%	34.0%	—
Capex (USD)	12	29	-60%
Capex / revenues (USD)	10%	22%	—
Mobile
Subscribers (‘000)	25,921	24,742	5%
ARPU	119	145	-18%
MOU (min)	175	217	-19%

SUB SAHARAN AFRICA (TELECEL GLOBE)

USD mln	1Q13	1Q12	YoY
Total operating revenues	20	22	-9%
EBITDA	6	6	-3%
EBITDA margin	29.9%	28.1%	—
Mobile
Subscribers (‘000)	4,106	3,499	17%

SEA (CONSOLIDATED)

USD mln	1Q13	1Q12	YoY
Total operating revenues	12	23	-48%
EBITDA	(1)	(6)	-85%
EBITDA margin	n.a.	n.a.	—
Mobile
Subscribers (‘000)	846	1,554	-46%

VimpelCom Ltd. 1Q 2013  |  23

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	1Q13	1Q12	YoY
Total operating revenues	28,650	28,237	1%
EBITDA	13,373	12,706	5%
EBITDA margin	46.7%	45.0%	—
Capex (USD)	25	13	91%
Capex / revenues (USD)	13%	7%	—
Mobile
Subscribers (‘000)	8,512	8,364	2%
ARPU (KZT)	1,012	1,049	-3%
MOU (min)	254	180	41%

ARMENIA

AMD mln	1Q13	1Q12	YoY
Total operating revenues	14,179	15,104	-6%
EBITDA	5,551	5,766	-4%
EBITDA margin	39.1%	38.2%	—
Capex (USD)	1	3	-61%
Capex / revenues (USD)	4%	8%	—
Mobile
Subscribers (‘000)	756	753	0%
ARPU (AMD)	2,446	2,508	-2%
MOU (min)	295	252	17%

UZBEKISTAN

USD mln	1Q13	1Q12	YoY
Total operating revenues	157	79	100%
EBITDA	102	35	192%
EBITDA margin	65.2%	44.6%	—
Capex (USD)	59	38	54%
Capex / revenues (USD)	37%	49%	—
Mobile
Subscribers (‘000)	10,303	7,344	40%
ARPU (USD)	5	4	43%
MOU (min)	425	376	13%

TAJIKISTAN

USD mln	1Q13	1Q12	YoY
Total operating revenues	29	21	39%
EBITDA	12	9	41%
EBITDA margin	42.5%	41.9%	—
Capex (USD)	4	3	27%
Capex / revenues (USD)	12%	13%	—
Mobile
Subscribers (‘000)	1,161	1,008	15%
ARPU (USD)	8	7	23%
MOU (min)	235	219	8%

VimpelCom Ltd. 1Q 2013  |  24

GEORGIA

GEL mln	1Q13	1Q12	YoY
Total operating revenues	33	27	24%
EBITDA	9	6	57%
EBITDA margin	27.9%	22.1%	—
Capex (USD)	1	3	-78%
Capex / revenues (USD)	3%	17%	—
Mobile
Subscribers (‘000)	971	875	11%
ARPU (GEL)	10	10	6%
MOU (min)	253	216	17%

KYRGYZSTAN

KGS mln	1Q13	1Q12	YoY
Total operating revenues	2,093	1,602	31%
EBITDA	1,069	889	20%
EBITDA margin	51.1%	55.5%	—
Capex (USD)	1	2	-30%
Capex / revenues (USD)	3%	5%	—
Mobile
Subscribers (‘000)	2,245	2,373	-5%
ARPU (KGS)	294	223	32%
MOU (min)	228	272	-16%

CANADA KEY INDICATORS

Mobile	1Q13	1Q12	YoY
Subscribers (‘000)	602	415	28%
ARPU (CAD)	31.6	27.3	16%

VimpelCom Ltd. 1Q 2013  |  25

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM*

USD mln	1Q13	1Q12**
Unaudited
EBITDA	2,348	2,311
Depreciation	(766)	(721)
Amortization	(454)	(532)
Impairment loss	(18)	—
Loss on disposals of non-current assets	(3)	(43)
EBIT	1,107	1,015
Financial Income and Expenses	(501)	(443)
- including finance income	22	41
- including finance costs	(523)	(484)
Net foreign exchange (loss)/gain and others	(63)	21
- including Other non-operating losses	(26)	(26)
- including Shares of loss of associates and joint ventures accounted for using the equity method	(65)	(16)
- including Net foreign exchange gain	28	63
EBT	543	593
Income tax expense	(213)	(239)
Profit for the period	330	354
Profit/(loss) for the period attributable to non-controlling interest	(78)	36
Profit for the period attributable to the owners of the parent	408	318

*	See also the supplementary file Factbook1Q2013.xls on our website at http://vimpelcom.com/ir/financials/results.wbp
**	Income statement 1Q12 has been amended to reflect classification of certain operating costs at the Group level without any impact on net income and performance of the business unit

VimpelCom Ltd. 1Q 2013  |  26

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	1Q13	4Q12	1Q12
Net debt	22,861	21,971	24,339
Cash and cash equivalents	5,564	4,949	4,033
Long-term and short-term deposits	190	67	219
Gross debt	28,615	26,987	28,591
Interest accrued related to financial liabilities	448	536	450
Fair value adjustment	—	—	148
Unamortised fair value adjustment under acquisition method of accounting	62	794	909
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	749	73	(103)
Derivatives not designated as hedges	466	453	403
Derivatives designated as hedges	131	237	173
Total other financial liabilities	30,471	29,080	30,570

AVERAGE RATES OF FUNCTIONAL CURRENCIES TO USD*

	Average rates			Closing rates
	1Q13	1Q12	YoY	1Q13	FY12	Delta
Russian Ruble	30.41	30.03	-1.2%	31.08	30.37	-2.3%
Euro	0.76	0.76	0.6%	0.78	0.76	-2.8%
Algerian Dinar	78.65	75.13	-4.5%	79.50	78.94	-0.7%
Pakistan Rupee	97.89	90.61	-7.4%	98.43	97.14	-1.3%
Bangladeshi Taka	79.06	82.78	4.7%	78.08	79.78	2.2%
Ukrainian Hryvnia	7.99	7.99	0.0%	7.99	7.99	0.0%
Kazakh Tenge	150.67	148.14	-1.7%	150.84	150.74	-0.1%
Armenian Dram	409.15	388.47	-5.1%	418.58	403.58	-3.6%
Kyrgyz Som	47.71	46.71	-2.1%	47.96	47.40	-1.2%

*	Functional currencies in Tajikistan, Uzbekistan and Cambodia are USD.

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	1Q13	1Q12	Change
Total Revenue	1,229	1,346	-9%
EBITDA	461	487	-5.4%
D&A	(312)	(270)	15.6%
EBIT	149	217	-31.5%
Financial Income and expenses	(207)	(220)	-6.0%
EBT	(58)	(3)	n.a.
Income Tax	(21)	(38)	-43.6%
Profit/(Loss) from discontinued operations	—	—	—
Net income	(79)	(40)	n.a.

VimpelCom Ltd. 1Q 2013  |  27

ATTACHMENT E: DEFINITIONS

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscribers during the period and dividing by the number of months in that period. For Business Unit Italy visitors roaming revenue is included into service revenues.

Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access via WiFi and USB modems using 3G/HSDPA technologies. Italian and CIS subsidiaries measure broadband subscribers based on the number of active contracts signed. Russian Business Unit includes IPTV activities.

Capital expenditures (CAPEX), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-U.S. GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

EBITDA is a non-U.S. GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under U.S. GAAP. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of WIND Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenues, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

MNP (Mobile number portability) is a facility provided by telecommunications operators which enables customers to keep their telephone numbers when they change operators.

VimpelCom Ltd. 1Q 2013  |  28

Mobile subscribers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscribers also includes SIM-cards for use of mobile Internet service via USB modems and subscribers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all subscribers of Zimbabwe, which is accounted for as investment at cost, into Business Unit Africa & Asia and subscribers of all our Canada equity investee into Business Unit Europe and North America, both of which are included into total subscribers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedge. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

Organic growth Revenue and EBITDA are non-U.S. GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as business under liquidation, disposals, mergers and acquisitions. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments, the Company identified Russia, Italy, Africa & Asia, CIS and Ukraine based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenues are eliminated in consolidation.

Service costs, represents costs directly associated with revenue generating activity such as traffic related expenses, cost of content and sim-cards as well as cost of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses, represents expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses . These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 1Q 2013  |  29

1Q 2013 Presentation Amsterdam, May 15, 2013 Jo Lunder - CEO Henk van Dalen - CFO
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's anticipated performance, refinancing plans and dividend guidelines. The forward-looking statements included in this presentation are based on management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.
Continued Profitable Growth in 1Q13 Despite Impact of Regulatory and Governmental Measures Comparisons with 1Q12 * Net Income attributable to VimpelCom shareholders Revenues (USD billion) 5.6 (+1% organic) EBITDA (USD billion) 2.3 (+3% organic) EBITDA margin (%) 42.0 (+0.9 p.p.) Net income* (USD million) 408 (+28%) Total mobile subscriber Base (million) 215 (+4%) Net cash from operating activities (USD billion) 1.3 (-21%) 4% YoY organic revenue growth excl. MTR cuts in Italy 5% YoY organic EBITDA growth excl. MTR cuts in Italy EBITDA margin expansion due to operational excellence initiatives Positive operational developments continued in Russia Continued market outperformance in Italy Solid cash flow generation, impacted by temporary working capital movements Net Income attributable to VimpelCom shareholders increased substantially Highlights:
Key Developments Final dividend 2012 and extra-ordinary dividend for a total of USD 2.0 billion or USD 1.14 per share Reaffirmed dividend guidelines of at least USD 0.80 per common share* Sold stake in Cambodia Successfully issued EUR 575 million bonds through a subsidiary of Wind to refinance 2014 and 2015 senior loan maturities AGM re-elected all nine Supervisory Board members * Assuming 1.757 billion shares issued and outstanding; for full dividend guidelines please refer to www.vimpelcom.com
Business Units Performance
Russia Performance 1Q13: Continued Positive Operational Development Revenues (RUB billion) (CHART) +5% YoY (CHART) +6% YoY CAPEX CAPEX / Revenue (CHART) CAPEX* (RUB billion) Highlights: Revenue increased 5% YoY, with 5% growth in both mobile revenues and fixed-line revenues Mobile data revenue grew 31% YoY, with 44% YoY improvement in small screen data revenue EBITDA increased 6% YoY leading to EBITDA margin growth of 0.5 p.p. YoY to 41.8%, Continued to execute on the Operational Excellence program All distributors on a full revenue share model Quarterly churn decreased by two percentage points to 15%; still a focus area for further improvement 70.3 EBITDA EBITDA Margin Mobile Fixed-line 67.0 74.5 EBITDA and EBITDA Margin (RUB billion) 73.6 70.1 * CAPEX excluding licenses
(CHART) (CHART) Italy Performance 1Q13: Continued Market Outperformance Total Revenues (EUR million) -9% YoY Excluding MTR +1% YoY EBITDA and EBITDA Margin (EUR million) -5% YoY Excluding MTR +2% YoY CAPEX* (EUR billion) Highlights: Revenues increased 1% YoY, excluding MTR impact, with stable underlying service revenues EBITDA up 2% YoY, excluding MTR impact, supported by cost efficiency Strong data revenue growth: mobile Internet up 29%, messaging up 5%, fixed broadband up 9% Mobile subscribers exceeded 22 million; 100% of all net additions in the market OPEX and CAPEX savings initiatives being implemented to protect cash flows Mobile revenues (excluding Incoming) Mobile Incoming revenues Fixed-line (CHART) CAPEX CAPEX / Revenue 1,383 EBITDA EBITDA Margin 1,346 1,329 1,369 1,229 * CAPEX excluding licenses ** CAPEX exludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND's backbone
(CHART) (CHART) Africa & Asia* Performance 1Q13: Subscriber Growth Despite Regulatory and Governmental Measures Revenues (USD million) -7% YoY Organic -1% YoY EBITDA and EBITDA Margin (USD million) EBITDA EBITDA Margin -3% YoY Organic +2% YoY CAPEX** (USD million) Highlights: Revenues decreased by 1% YoY organically to USD 864 million, impacted by regulatory and governmental actions EBITDA grew organically 2% YoY to USD 412 million, with an EBITDA margin of 47.7% Subscriber base increased by 2% to more than 85 million Algeria maintained its market leadership despite on-going bans In Pakistan performance was strong despite the political challenges in the market New regulation in Bangladesh regarding VoIP usage impacted 1Q13 results and is expected to persist throughout 2013 (CHART) * This segment includes our operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia ** CAPEX excluding licenses CAPEX CAPEX / Revenue
(CHART) (CHART) Ukraine Performance 1Q13: Migration to Bundled Offerings Completed Revenues (UAH billion) +3% YoY EBITDA and EBITDA Margin (UAH billion) -1% YoY CAPEX* (UAH billion) Highlights: Revenues increased 3% YoY to UAH 3.2 billion, supported by growth of fixed broadband Mobile data revenues up 8% YoY EBITDA declined 1% YoY to UAH 1.6 billion; EBITDA margin of 49.0%, primarily due to higher costumer acquisition costs resulting from strong mobile subscriber growth Mobile subscriber base grew 11% YoY to 27.5 million (CHART) CAPEX CAPEX / Revenue 3.0 3.2 3.6 EBITDA EBITDA Margin Mobile Fixed-line 3.2 3.5 * CAPEX excluding licenses
(CHART) (CHART) CIS* Performance 1Q13: Profitable Growth Revenues (USD million) 411 378 +19% YoY Organic +20% YoY 478 EBITDA and EBITDA Margin (USD million) +37% YoY Organic +38% YoY CAPEX CAPEX / Revenue CAPEX** (USD million) Highlights: Revenues organic growth of 20% YoY, with strong positive impact from Uzbekistan EBITDA reached USD 220 million, with organic growth of 38% YoY EBITDA margin expanded 6.4 p.p. to 48.8% Mobile subscribers increased 16% YoY to 24 million Mobile data subscriber base grew 28% YoY to 12.6 million Organic growth of revenues and EBITDA would have been respectively 7% and 6% YoY normalizing Uzbekistan to the growth level of 1H12 EBITDA EBITDA Margin (CHART) Mobile Fixed-line * This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia ** CAPEX excluding licenses 451 488
Financial Highlights 1Q 2013 Henk van Dalen CFO
BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS Revenue Revenue Revenue EBITDA EBITDA EBITDA Organic FX and others Reported Organic FX and others Reported Russia 5% -1% 4% 6% -1% 5% Italy -9% 1% -8% -5% 0% -5% Africa & Asia -1% -6% -7% 2% -5% -3% Ukraine 3% 0% 3% -1% 0% -1% CIS 20% -1% 19% 38% -1% 37% Total 1% -1% 0% 3% -1% 2% Financial Performance: Delivering Profitable Growth Overall revenue growth on an organic basis was 1% YoY (excl. MTR cuts in Italy it would have been 4% YoY) Reported revenues were flat YoY, mainly due to depreciation of local currencies against the USD EBITDA increased 3% YoY organically; reported EBITDA increased by 2% YoY supported by operational excellence initiatives (excl. MTR cuts in Italy it would have been 5% YoY) EBIT up 9% YoY reflecting the better operational performance and the positive impact of a declining amortization of intangible assets Profit before tax decreased 8% YoY due to lower foreign exchange gain in 1Q13 (USD 28 million) versus 1Q12 (USD 63 million) and higher financial income and expenses Net income attributable to VimpelCom shareholders increased 28% YoY as a result of higher EBIT, higher financial expenses and the favorable impact attributable to non-controlling interest GROUP GROUP GROUP GROUP (USD million) 1Q13 1Q12 YoY Revenues 5,591 5,619 0% EBITDA 2,348 2,311 2% D&A/Other (1,241) (1,296) -4% EBIT 1,107 1,015 9% Financial income / expenses (501) (443) 13% FX and Other (63) 21 n.m. Profit before tax 543 593 -8% Tax (213) (239) -11% Non-controlling interest 78 (36) n.m. Net income* 408 318 28% * Net Income attributable to VimpelCom shareholders
(CHART) Key Components * LTM stands for "last twelve months" to reporting date Net Cash Flow From Operating Activities (USD billion) Debt, Cash and Ratios: Solid Financial Position (CHART) (USD million) Mar 31, 2013 Cash, Cash Equivalents and deposits 5,754 Total Assets 54,291 Gross Debt 28,615 -Short-term 2,529 -Long-term 26,086 Shareholders' equity 14,410 Gross Debt/Assets 0.5 Net Debt 22,861 1Q13 LTM EBITDA 9,805 Pro-forma ratios LTM 1Q13* Mar 31, 2012 Net Debt/ EBITDA 2.3 EBITDA/ Financial Income 5.1 and Expenses 5.1 Gross Debt/ EBITDA 2.9 Consolidated Cash and Net Debt Development Actual 1Q 2013 (USD million) Opening gross debt Opening cash & deposits Opening net debt Net FX effect (Cash + Debt) Net Interest Net Dividend Other Cash tax paid Cash CAPEX Change in working capital Cash flow from operations Closing net debt Closing cash & deposits Closing gross debt
(CHART) Well Balanced Debt Composition and Maturity Profile During 1Q13 Issuance of USD 2 billion Eurobonds to refinance 2013/2014 maturities of OJSC "VimpelCom" and general corporate purposes EKN supported Credit facility with HSBC for up to USD 0.5 billion (undrawn) Available headroom under committed revolving credit facilities per March 2013: EUR 300 million (USD 385 million) for Wind RUB 15 billion (USD 483 million) for Russia EUR 205 million (USD 262 million) and USD 225 million for VIP HQ 2Q13 Prepayment on the WIND Senior bank loan 2014 and 2015 maturities for EUR 575 million through issuance of Senior Secured Notes by Wind Acquisition Finance Group Debt Maturity Schedule per 31 March 2013 (adjusted for recent transactions after 1Q13) Debt Composition by Currency** Other information (CHART) * 2Q13 - 4Q13 ** After effect of cross currency swaps 1Q13 4Q12 (CHART) Issuance of SSN by Wind in April 2013 0.6 0.2 Proceeds Eurobonds used for repayment 2.2 0.4 1.2 2.7 *
* For a full dividend guideline please refer to www.vimpelcom.com ** Operating free cash flow = net cash from operating activities minus capital expenditures Cash Returns to Shareholders Objectives Dividends (USD million) Dividend guideline* Intention to pay a dividend that develops substantially in line with the development of operational performance Barring unforeseen circumstances, the Company aims to pay out a significant part of its annual operating free cash flow** to its shareholders in the form of dividends Precise amount and timing of dividends for a particular year will be approved by the Supervisory Board, subject to certain constraints and guidelines Assuming not more than 1,757 million common shares issued and outstanding Aim to pay at least USD 0.80 per common share (CHART) 2,003 Extraordinary dividend Ordinary dividend Per share 1,302 1,227 1,388 #shares outstanding 1.628 bn 1.628 bn 1.757 bn (CHART) 0.79 0.79 0.80
Conclusion Jo Lunder CEO
On track to deliver on the Value Agenda 2013-2015 Continued profitable growth Solid operational performance in businesses EBITDA margin expanded to 42.0% Top-line growth under regulatory and price pressure Continued focus on operational excellence and cost control to grow cash flows 1Q13 Group Objectives 2013-2015 Assumptions Revenues +1% Mid single digit CAGR Revenues (excl. MTR cut in Italy) +4% Mid single digit CAGR EBITDA +3% Mid single digit CAGR EBITDA (excl. MTR cut in Italy) +5% Mid single digit CAGR Constant currency basis 2012 No major regulatory changes Stable macro economic environment
Q&A
Thank you!
For further information please contact Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 797 7200 E: Investor_Relations@vimpelcom.com
Appendices
(CHART) +2% YoY ARPU +9% YoY MOU Mobile subscribers (million) (CHART) ARPU and MOU (RUB) (min) ARPU MOU flat YoY (CHART) (CHART) Fixed broadband ARPU Mobile broadband ARPU Operating Highlights Russia Broadband subscribers (million) Broadband ARPU (RUB) +3% YoY Fixed Flat YoY Mobile +7% YoY Fixed +5% YoY Mobile Fixed broadband subs Mobile broadband subs 352 343
-16% YoY ARPU +5% YoY MOU Operating Highlights Italy +4% YoY Fixed broadband subs Mobile broadband subs Broadband subscribers* (thousands) Broadband ARPU (EUR) +7% YoY +1% YoY Fixed +39% YoY Mobile * Mobile broadband includes consumer customers that have performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G network technology (CHART) (CHART) (CHART) (CHART) Mobile subscribers (million) ARPU and MOU (EUR) (min) ARPU MOU Fixed broadband ARPU
USD 2.7 bn shareholder loan (PIK) Simplified legal / financing structure per 31-Mar-13 VimpelCom Ltd. VimpelCom Amsterdam B.V. VimpelCom Holdings B.V. VimpelCom Amsterdam Finance B.V. OJSC VimpelCom USD 2.7 bn WIND Telecom S.p.A. Wind Acquisition Holdings Finance S.p.A. WIND Acquisition Finance SA WIND Telecomunicazioni S.p.A. WIND Acquisition Holdings Finance SA Orascom Telecom Holding S.A.E. Ring fenced Legal structure Third party debt Significant intercompany financing Note: rounded figures and nominal values * including short term deposits and cash equivalents VIP NL USD 4.2 bn PJSC Kyivstar Total OJSC Group USD 9.5 bn OTH subsidiaries USD 0.9 bn Weather Capital Special Purpose I S.A. Weather Capital S.a.r.l. Total Wind Group USD 14.0 bn PIK notes USD 1.5 bn HY notes 2017 USD 3.6 bn SSN 2018 USD 4.2 bn Senior bank loan USD 3.8 bn Debt to Gov USD 0.4 bn Annuity USD 0.2 bn RCF USD 0.1 bn Other debt USD 0.2 bn VimpelCom Group VIP USD 4.2 bn OJSC Group USD 9.5 bn Wind Group USD 14.0 bn OTH Group USD 0.9 bn Gross debt USD 28.6 bn I II Total cash* USD 5.8 bn USD 2.5 bn uncommitted credit facility (PIK) USD 0.6 bn drawn III
Source: National Banks of the respective countries, Company calculations FOREX Development
Reconciliation Tables * Income statement 1Q12 has been amended to reflect classification of certain operating costs at the Group level without any impact on net income and performance of the business unit Reconciliation of consolidated EBITDA of VimpelCom
Reconciliation of consolidated net debt of VimpelCom Reconciliation Tables

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

BU Russia

Russia

BU Europe and North America

Italy

BU Africa and Asia

Algeria

Pakistan

Bangladesh

Sub Saharan Africa

SEA

BU Ukraine

Ukraine

BU CIS

Kazakhstan

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

VimpelCom Ltd.

(in USD millions, unless stated otherwise, unaudited)

Consolidated	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
ACTUAL
Total operating revenues	2,740	5,537	6,096	5,889	5,619	5,745	5,747	5,950	5,591	20,262	23,061
EBITDA	1,203	2,254	2,572	2,227	2,311	2,481	2,530	2,446	2,348	8,256	9,768
EBITDA margin	43.9%	40.7%	42.2%	37.8%	41.1%	43.2%	44.0%	41.1%	42.0%	40.7%	42.4%
Profit before tax	649	424	340	(559)	593	729	802	835	543	854	2,959
Net income	500	235	189	(381)	318	488	538	801	408	543	2,145
Capital expenditures (Capex)	456	966	1,193	3,734	632	1,028	829	1,631	755	6,349	4,120
Capex / revenues	17%	17%	20%	63%	11%	18%	14%	27%	11%	31%	18%
Mobile subscribers (millions)	95	193	199	205	209	208	212	214	215	205	214
Operational Free Cash Flow *	747	1,288	1,379	(1,507)	1,679	1,453	1,701	815	1,753	1,907	5,648

PRO FORMA	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	5,481	6,011	6,096	5,889	5,619	5,745	5,747	5,950	5,591	23,477	23,061
EBITDA	2,285	2,441	2,572	2,227	2,311	2,481	2,530	2,446	2,348	9,525	9,768
EBITDA margin	41.7%	40.6%	42.2%	37.8%	41.1%	43.2%	44.0%	41.1%	42.0%	40.6%	42.4%
Profit before tax	623	435	340	(559)	593	729	802	835	543	839	2,959
Net income	450	267	189	(381)	318	488	538	801	408	525	2,145
Capital expenditures (Capex)	729	1,027	1,193	3,734	632	1,028	829	1,631	755	6,683	4,120
Capex / revenues	13%	17%	20%	63%	11%	18%	14%	27%	11%	28%	18%
Mobile subscribers (millions)	186	193	199	205	209	208	212	214	215	205	214
Operational Free Cash Flow *	1,556	1,414	1,379	(1,507)	1,679	1,453	1,701	815	1,753	2,842	5,648

*	Q1 2013 excluding USD 160 (EUR 136) million of non-cash CAPEX related to the contract with Terna in relation to the Right of Way of WIND’s backbone

Russia

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	2,064	2,329	2,397	2,274	2,225	2,267	2,326	2,371	2,304	9,064	9,189
EBITDA	868	968	961	844	918	977	1,005	978	963	3,641	3,879
EBITDA margin	42.1%	41.5%	40.1%	37.1%	41.3%	43.1%	43.2%	41.2%	41.8%	40.2%	42.2%
SG&A	590	663	693	682	637	600	596	629	603	2,628	2,462
including Sales & Marketing Expenses	184	239	245	232	181	180	182	191	150	899	734
Capital expenditures	334	407	457	809	204	294	321	811	220	2,006	1,631
Operational Free Cash Flow	535	561	504	35	714	683	684	166	743	1,635	2,248

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	1,713	1,943	2,003	1,892	1,845	1,870	1,932	1,983	1,911	7,550	7,630
Subscribers (‘000)	52,991	55,251	56,824	57,224	55,622	55,739	56,181	56,110	55,666	57,224	56,110
Mobile ARPU (US$)	10.5	11.7	11.5	10.5	10.5	10.8	11.0	11.0	10.6
Mobile broadband subscribers using USB modems (‘000)	2,313	2,362	2,387	2,538	2,579	2,472	2,507	2,654	2,717	2,538	2,654
Mobile broadband ARPU (US$)	7.8	7.5	7.5	7.5	7.8	7.1	7.0	8.0	7.7	n.a	n.a
MOU, min	218	243	251	259	254	279	282	290	277	n.a	n.a
Churn 3 months active base (quarterly), %	15%	15%	16%	17%	17%	15%	15%	16%	15%	n.a	n.a

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	351	387	394	382	380	398	394	388	393	1,514	1,560
Fixed-line broadband revenues	65	73	75	82	93	93	90	101	105	295	378
Fixed-line broadband subscribers (‘000)	1,569	1,671	1,833	2,073	2,224	2,255	2,294	2,378	2,378	2,073	2,378
Fixed-line broadband ARPU, US$	14.0	14.8	14.1	13.8	13.9	13.8	13.2	14.3	14.5
FTTB revenues	62	71	72	80	91	91	88	99	101	285	369
FTTB subscribers (‘000)	1,510	1,635	1,791	2,017	2,148	2,196	2,235	2,317	2,318	2,017	2,317
FTTB ARPU, US$	13.9	14.6	14.0	13.8	14.3	13.8	13.2	14.4	14.6	n.a	n.a

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	60,334	65,179	69,553	71,022	67,022	70,258	74,458	73,637	70,080	266,087	285,375
EBITDA	25,395	27,076	27,852	26,358	27,658	30,266	32,180	30,378	29,292	106,681	120,478
EBITDA margin	42.1%	41.5%	40.0%	37.1%	41.3%	43.1%	43.2%	41.3%	41.8%	40.1%	42.2%
SG&A
including Sales & Marketing Expenses
Capital expenditures	9,486	11,348	13,643	25,318	6,140	9,195	10,288	25,076	6,711	59,795	50,699
Operational Free Cash Flow	15,909	15,728	14,209	1,040	21,518	21,071	21,892	5,302	22,582	46,886	69,779

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	50,067	54,360	58,094	59,012	55,576	57,925	61,842	61,579	58,117	221,534	236,922
Subscribers (‘000)	52,991	55,251	56,824	57,224	55,622	55,739	56,181	56,110	55,666	57,224	56,110
Mobile ARPU (RUB)	308.0	327.0	334.0	327.0	314.0	336.0	352.0	343.0	320.7	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000)	2,313	2,362	2,387	2,538	2,579	2,472	2,507	2,654	2,717	2,538	2,654
Mobile broadband ARPU (RUB)
MOU, min	218	244	251	259	254	279	282	290	277	n.a.	n.a.
Churn 3 months active base (quarterly), %	15%	15%	16%	17%	17%	15%	15%	16%	15%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	10,267	10,818	11,459	12,009	11,445	12,333	12,617	12,058	11,963	44,554	48,453
Fixed-line broadband revenues	1,891	2,053	2,169	2,564	2,795	2,885	2,891	3,148	3,187	8,676	11,719
Fixed-line broadband subscribers (‘000)	1,569	1,671	1,833	2,073	2,224	2,255	2,294	2,378	2,378	2,073	2,378
Fixed-line broadband ARPU, RUB	409.0	413.0	410.0	432.0	426.0	427.0	421.0	445.0	440.4	n.a.	n.a.
FTTB revenues
FTTB subscribers (‘000)
FTTB ARPU, RUB

Italy

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	1,351	1,399	1,397	1,424	1,346	1,383	1,329	1,369	1,229	5,570	5,427
EBITDA	496	526	565	533	487	524	537	514	461	2,120	2,062
EBITDA margin	36.8%	37.6%	40.5%	37.4%	36.2%	37.9%	40.4%	37.5%	37.5%	38.1%	38.0%
Capital expenditures*	146	234	226	1,533	193	243	222	342	298	2,139	1,000
Operational Free Cash Flow ***	350	292	339	(1,000)	294	281	315	172	299	(19)	1,062

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	982	1,029	1,026	1,037	983	1,015	959	1,001	888	4,073	3,958
Subscribers (‘000)	20,279	20,559	20,802	21,014	21,132	21,225	21,455	21,650	22,013	21,014	21,650
Mobile broadband subscriptions using USB modems (‘000)
Mobile broadband ARPU, €
Mobile ARPU, €	15.4	16.0	15.7	15.2	14.7	15.0	14.0	13.7	12.4	n.a.	n.a.
of which :
ARPU voice, €	12.1	12.7	12.0	11.4	10.9	11.2	10.0	9.6	8.3	n.a.	n.a.
ARPU data, €	3.3	3.3	3.6	3.8	3.8	3.8	4.0	4.1	4.1	n.a.	n.a.
MOU**, min	187	198	196	205	205	209	202	212	216	n.a.	n.a.
Total traffic**, mln. min.	11,260	12,106	12,070	12,796	12,954	13,240	12,919	13,690	14,166	n.a.	n.a.
Churn, annualised rate (%)	26.4%	26.6%	29.3%	30.7%	31.7%	33.6%	36.5%	39.1%	35.5%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	369	370	371	387	363	368	370	369	341	1,497	1,470
Total voice subscribers (‘000)	3,085	3,128	3,094	3,142	3,182	3,189	3,138	3,110	3,096	3,142	3,110
of which :
Total DIRECT voice subscribers (‘000)	2,312	2,357	2,349	2,398	2,446	2,509	2,477	2,466	2,473	2,398	2,466
Total INDIRECT voice subscribers (‘000)	773	771	745	744	736	680	660	645	623	744	645
Total fixed-line ARPU, €	33.6	33.4	32.6	33.2	32.3	31.2	30.7	30.7	31.3	n.a.	n.a.
Total Traffic, mln. min.	5,018	4,764	3,843	4,876	4,960	4,674	3,807	4,637	4,449	n.a.	n.a.
Total Internet subscribers (‘000)	2,158	2,196	2,175	2,225	2,282	2,296	2,266	2,253	2,264	2,225	2,253
of which :
Broadband (‘000)	2,030	2,082	2,073	2,135	2,211	2,236	2,216	2,210	2,228	2,135	2,210
Broadband ARPU, €	19.3	19.2	19.5	19.1	18.9	18.5	18.7	19.1	20.2	n.a.	n.a.
Dual-play subscribers (‘000)	1,662	1,689	1,696	1,743	1,809	1,862	1,854	1,848	1,871	1,743	1,848

*	Excluding impact of FOC capex and including LTE
**	Starting from Q2 2010 we include incoming traffic from international in the calculation of total traffic and in calculation of average minutes of use; Q1 2010 has been reclassified accordingly.
***	Q1 2013 excluding EUR 136 million of non-cash CAPEX related to the contract with Terna in relation to the Right of Way of WIND’s backbone

Algeria

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	439	478	487	457	457	471	447	466	434	1,860	1,841
EBITDA	261	283	288	272	274	284	262	274	256	1,103	1,094
EBITDA margin	59.4%	59.2%	59.1%	59.5%	60.0%	60.3%	58.6%	58.9%	59.1%	59.3%	59.4%
Capital expenditures	4	10	5	21	10	10	6	30	9	40	57
Subscribers (‘000)	15,509	15,964	16,289	16,595	17,691	17,748	17,694	17,846	17,931	16,595	17,846
Mobile ARPU (US$)	9.4	9.9	9.9	9.0	8.8	8.7	8.3	8.5	8.0	n.a.	n.a.
MOU, min	284	296	286	278	269	267	212	254	221	n.a.	n.a.
Churn 3 months active base (quarterly), %	4.7%	5.2%	5.5%	5.5%	5.3%	5.7%	6.8%	6.4%	6.0%	n.a.	n.a.
Operational Free Cash Flow	257	273	283	251	264	274	256	244	248	1,063	1,038

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	32	34	35	34	34	36	36	37	34	136	143
EBITDA	19	20	21	20	19	22	21	22	20	80	85
EBITDA margin	59.4%	59.2%	59.1%	59.5%	59.4%	60.3%	58.6%	58.9%	59.2%	59.3%	59.4%
Capital expenditures	0	1	0	2	0	1	0	2	1	2	4
Subscribers (‘000)	15,509	15,964	16,289	16,595	15,509	17,748	17,694	17,846	17,931	16,595	17,846
Mobile ARPU (DZD)	683.0	711.0	714.9	673.0	683.0	660.0	668.3	674.0	630.2	n.a.	n.a.
MOU, min	284	290	286	278	284	267	258	254	221	n.a.	n.a.
Churn 3 months active base (quarterly), %	4.7%	5.2%	5.5%	5.5%	5.3%	5.7%	6.8%	6.4%	6.0%	n.a.	n.a.
Operational Free Cash Flow	19	20	21	19	19	21	21	19	20	78	82

Pakistan

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	275	292	281	286	286	295	269	282	278	1,134	1,133
EBITDA	111	118	116	119	121	130	116	121	117	464	488
EBITDA margin	40.3%	40.4%	41.3%	41.5%	42.3%	44.1%	43.0%	43.0%	42.3%	40.9%	43.1%
Capital expenditures	45	52	55	109	24	31	29	89	9	261	173
Subscribers (‘000)	32,707	33,378	33,416	34,214	35,788	35,953	36,074	36,141	36,316	34,214	36,141
Mobile ARPU (US$)	2.8	2.8	2.7	2.7	2.6	2.7	2.4	2.5	2.5	n.a.	n.a.
MOU, min	206	213	197	209	215	214	212	215	228	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.4%	7.1%	8.8%	7.2%	5.8%	7.1%	7.1%	5.2%	3.9%	n.a.	n.a.
Operational Free Cash Flow	66	66	61	10	97	99	87	32	108	202	316

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	24	25	24	25	26	27	26	27	27	98	106
EBITDA	10	10	10	10	11	12	11	12	12	40	46
EBITDA margin	40.6%	40.2%	41.0%	41.7%	42.2%	44.1%	43.0%	43.0%	42.3%	40.9%	43.1%
Capital expenditures	4	4	5	9	2	3	3	9	1	22	16
Subscribers (‘000)	32,707	33,378	33,416	34,214	35,788	35,953	36,074	36,141	36,316	34,214	36,141
Mobile ARPU (PKR)	235.0	247.0	235.6	235.0	239.0	246.0	230.6	243.0	243.9	n.a.	n.a.
MOU, min	206	210	197	209	215	214	212	215	228	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.4%	7.1%	8.8%	7.2%	5.8%	7.1%	7.1%	5.2%	3.9%	n.a.	n.a.
Operational Free Cash Flow	6	6	5	1	9	9	8	3	11	18	29

Bangladesh

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	126	128	129	129	130	142	144	138	118	511	555
EBITDA	45	55	43	26	44	54	42	52	49	169	192
EBITDA margin	35.7%	42.7%	33.3%	20.3%	33.8%	38.0%	29.3%	37.3%	41.4%	33.0%	34.6%
Capital expenditures	13	14	64	337	29	35	20	43	12	428	126
Subscribers (‘000)	20,127	20,203	22,140	23,754	24,742	25,491	26,776	25,883	25,921	23,754	25,883
Mobile ARPU (US$)	2.0	2.0	1.9	1.8	1.8	1.9	1.8	1.7	1.5	n.a.	n.a.
MOU, min	205	211	214	207	217	231	225	191	175	n.a.	n.a.
Churn 3 months active base (quarterly), %	3.8%	5.1%	4.2%	5.4%	6.1%	5.1%	6.6%	7.4%	6.6%	n.a.	n.a.
Operational Free Cash Flow	32	41	(21)	(311)	15	20	23	8	37	(259)	65

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	9	9	10	10	11	12	12	11	9	38	45
EBITDA	3	4	3	2	4	4	3	4	4	13	16
EBITDA margin	35.7%	42.8%	33.1%	20.8%	34.0%	38.0%	29.3%	37.4%	41.3%	33.0%	34.7%
Capital expenditures	1	1	4	25	1	3	1	3	1	32	9
Subscribers (‘000)	20,127	20,203	22,140	23,754	24,742	25,491	26,776	25,883	25,921	23,754	25,883
Mobile ARPU (BDT)	148.0	153.0	147.1	140.0	145.0	151.0	149.2	138.0	119.0	n.a.	n.a.
MOU, min	205	208	214	207	217	231	225	191	175	n.a.	n.a.
Churn 3 months active base (quarterly), %	3.8%	5.1%	4.2%	5.4%	6.1%	5.1%	6.6%	7.4%	6.6%	n.a.	n.a.
Operational Free Cash Flow	2	3	(1)	(23)	2	1	2	1	3	(19)	6

Ukraine

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	375	412	437	417	385	406	452	433	396	1,641	1,676
EBITDA	202	226	235	209	197	204	231	227	194	873	859
EBITDA margin	54.0%	54.8%	53.7%	50.3%	51.1%	50.2%	51.2%	52.5%	49.0%	53.2%	51.3%
Adjusted SG&A***	110	119	122	127	119	123	125	122	127	479	490
including Sales & Marketing Expenses	15	17	18	21	15	18	22	21	24	72	75
Capital expenditures	46	58	81	99	45	58	54	75	42	284	231
Operational Free Cash Flow	156	168	154	111	152	146	178	152	152	589	628

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Net operating revenues*	348	382	405	385	354	373	416	399	362	1,519	1,542
Subscribers (‘000)	24,398	24,695	24,747	24,776	24,890	25,132	25,221	25,960	27,538	24,776	25,960
ARPU, US$	4.7	5.1	5.4	5.1	4.7	4.9	5.3	5.1	4.3	n.a.	n.a.
MOU, min	466	474	467	483	484	493	497	498	464	n.a.	n.a.
Churn 3 months active base (quarterly), %	5.3%	4.3%	6.2%	6.5%	6.6%	6.6%	8.4%	7.2%	5.8%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Net operating revenues*	27	31	32	32	31	34	36	33	33	122	133
Fixed-line broadband revenue	4	5	5	6	7	8	9	10	12	20	34
Fixed-line broadband subscribers (‘000)**	235	293	324	397	461	501	551	613	663	397	613
Fixed-line broadband ARPU, US$	6.2	5.8	5.8	5.5	5.7	5.6	5.5	5.9	6.3	n.a.	n.a.
FTTB revenues	4	4	5	6	7	8	9	10	12	19	34
FTTB subscribers (‘000)	231	290	320	394	458	497	548	611	663	394	611
FTTB ARPU, US$	6.2	5.8	5.8	6.1	5.7	5.7	5.5	5.9	6.3	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	2,981	3,287	3,485	3,326	3,079	3,247	3,613	3,453	3,162	13,078	13,392
EBITDA	1,609	1,802	1,870	1,672	1,574	1,630	1,849	1,814	1,550	6,953	6,867
EBITDA margin	54.0%	54.8%	53.7%	50.3%	51.1%	50.2%	51.2%	52.5%	49.0%	53.2%	51.3%
Adjusted SG&A***
including Sales & Marketing Expenses
Capital expenditures	369	463	644	788	356	462	428	602	336	2,264	1,848
Operational Free Cash Flow	1,240	1,339	1,226	884	1,218	1,168	1,421	1,212	1,215	4,689	5,019

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Net operating revenues*	2,766	3,042	3,227	3,070	2,830	2,977	3,329	3,190	2,896	12,106	12,326
Subscribers (‘000)	24,398	24,695	24,747	24,776	24,890	25,132	25,221	25,960	27,538	24,776	25,960
ARPU, UAH	37.7	41.0	43.1	41.1	37.5	39.0	42.3	40.7	35.1	n.a.	n.a.
MOU, min	466	474	467	483	484	493	497	498	464	n.a.	n.a.
Churn 3 months active base (quarterly), %	5.3%	4.3%	6.2%	6.5%	6.6%	6.6%	8.4%	7.2%	5.8%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Net operating revenues*	214	245	257	256	249	269	284	264	265	972	1,066
Fixed-line broadband revenue	32	36	43	47	58	65	69	82	96	158	275
Fixed-line broadband subscribers (‘000)**	235	293	324	397	461	501	551	613	663	397	613
Fixed-line broadband ARPU, UAH	49.2	46.2	46.6	43.7	45.2	45.1	43.8	47.2	50.0	n.a.	n.a.
FTTB revenues
FTTB subscribers (‘000)	231	290	320	394	458	497	548	611	663	394	611
FTTB ARPU, UAH

*	Mobile and fixed revenues for the period from 2Q2010 to 4Q2010 were adjusted for consistency purposes
**	Fixed line broadband subscription base has been revised for the period from 1Q2010 to 4Q2010 based on the standard VimpelCom definition for broadband subscribers to reflect a 3-months active base
***	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Kazakhstan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	183	203	223	213	191	208	218	213	190	823	829
EBITDA	93	99	109	93	86	98	113	99	89	394	394
EBITDA margin	50.7%	48.8%	48.7%	43.6%	45.0%	47.0%	51.6%	46.2%	46.7%	47.8%	47.6%
Adjusted SG&A*	46	51	50	55	49	52	46	56	52	202	203
including Sales & Marketing Expenses	13	18	16	17	12	14	19	16	11	64	61
Capital expenditures	10	68	85	99	13	45	52	57	25	264	167
Operational Free Cash Flow	83	31	23	-6	73	53	61	41	64	130	228

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	174	194	212	203	179	194	204	198	174	783	775
Subscribers (‘000)	6,987	7,831	8,252	8,409	8,364	8,497	8,596	8,589	8,512	8,409	8,589
ARPU, US$	8	9	9	8	7	8	8	8	7
Mobile broadband subscribers using USB modems (‘000) **	3,482	3,871	4,160	4,305	4,582	4,438	4,570	4,692	4,801	4,305	4,692
MOU, min	113	144	162	165	180	211	222	237	254	n.a.	n.a.
Churn 3 months active base (quarterly), %	11.4%	9.4%	13.1%	13.5%	14.2%	12.9%	14.2%	14.5%	13.2%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	10	9	11	10	12	14	14	15	17	40	54
Fixed-line broadband revenues	1	1	1	2	4	4	5	7	8	5	20
Fixed-line broadband subscribers (‘000)	15	15	34	60	89	99	108	151	166	60	151
Fixed-line broadband ARPU, US$	18	21	19	17	16	16	16	17	18	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	26,850	29,529	32,727	31,566	28,237	30,746	32,626	32,055	28,650	120,672	123,665
EBITDA	13,637	14,414	15,931	13,749	12,706	14,456	16,828	14,822	13,373	57,708	58,814
EBITDA margin	50.8%	48.8%	48.7%	43.6%	45.0%	47.0%	51.6%	46.2%	46.7%	47.8%	47.6%
Adjusted SG&A*
including Sales & Marketing Expenses
Capital expenditures	1,521	9,941	12,516	14,697	1,826	6,617	7,724	8,639	3,698	38,675	24,806
Operational Free Cash Flow	12,116	4,473	3,415	-948	10,880	7,839	9,104	6,183	9,676	19,033	34,008

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues
Subscribers (‘000)	6,987	7,831	8,252	8,409	8,364	8,497	8,596	8,589	8,512	8,409	8,589
ARPU, KZT	1,174	1,249	1,262	1,161	1,049	1,137	1,187	1,156	1,012	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	3,482	3,871	4,160	4,305	4,582	4,438	4,570	4,692	4,801	4,305	4,692
MOU, min	113	144	162	165	180	211	222	237	254	n.a.	n.a.
Churn 3 months active base (quarterly), %	11.4%	9.4%	13.1%	13.5%	14.2%	12.9%	14.2%	14.5%	13.2%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues
Fixed-line broadband revenues
Fixed-line broadband subscribers (‘000)	15	15	34	60	89	99	108	151	166	60	151
Fixed-line broadband ARPU

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Uzbekistan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	59	66	73	80	79	89	137	158	157	277	464
EBITDA	27	28	35	33	35	45	77	95	102	122	253
EBITDA margin	45.7%	42.9%	47.3%	40.9%	44.6%	50.6%	56.2%	60.3%	65.2%	44.1%	54.5%
Adjusted SG&A*	18	21	20	27	27	28	38	44	37	86	136
including Sales & Marketing Expenses	3	4	6	8	4	4	11	6	6	21	26
Capital expenditures	40	27	68	85	38	36	20	43	59	219	137
Operational Free Cash Flow	(13)	2	(33)	(53)	(3)	9	57	53	44	(96)	116

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	56	63	71	78	77	87	135	156	155	269	455
Subscribers (‘000)	5,102	5,347	5,688	6,361	7,344	7,031	9,229	10,194	10,303	6,361	10,194
ARPU, US$	3.8	4.0	4.2	4.2	3.5	4.1	5.3	5.3	5.0	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	1,747	1,903	2,201	2,802	2,907	2,911	4,195	4,813	5,047	2,802	4,813
MOU, min	391	413	431	458	376	433	543	516	425	n.a.	n.a.
Churn 3 months active base (quarterly), %	15.1%	15.1%	16.4%	13.2%	6.1%	23.4%	15.5%	10.9%	12.7%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	3	3	2	2	2	2	2	2	2	9	8
Fixed-line broadband revenues	0.6	1.4	1.3	1.2	0.8	0.8	0.7	0.7	0.7	4.5	3.0
Fixed-line broadband subscribers (‘000)	13	16	17	18	19	19	21	22	18	18	22
Fixed-line broadband ARPU, US$	15.5	31.4	26.5	23.8	15.2	13.6	11.0	11.3	13.3	n.a.	n.a.

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Armenia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	46	47	51	46	39	40	40	39	35	189	158
EBITDA	16	18	20	19	15	15	18	15	14	73	63
EBITDA margin	33.8%	38.3%	40.3%	40.7%	38.0%	37.5%	43.5%	39.5%	39.1%	38.3%	39.8%
Adjusted SG&A*	14	13	13	13	13	13	12	13	12	54	52
including Sales & Marketing Expenses	2	2	2	2	2	2	2	2	1	8	6
Capital expenditures	9	6	9	7	3	4	4	3	1	30	15
Operational Free Cash Flow	7	12	12	12	12	11	13	12	12	42	48

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	20	20	22	20	17	18	19	18	15	82	71
Subscribers (‘000)	699	733	761	765	753	771	803	800	756	765	800
ARPU, US$	7.8	8.3	8.9	7.6	6.5	6.8	7.3	6.6	6.0	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	208	267	300	321	323	334	358	356	336	321	356
MOU, min	238	262	264	261	252	279	271	273	295	n.a.	n.a.
Churn 3 months active base (quarterly), %	20.2%	20.4%	22.7%	24.0%	21.9%	20.2%	19.7%	22.2%	20.4%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	26	27	29	26	22	22	21	21	20	108	87
Fixed-line broadband revenues	3.7	4.7	5.2	5.6	5.7	5.7	5.5	5.7	5.6	19.2	22.7
Fixed-line broadband subscribers (‘000)	84	100	115	134	136	138	149	154	159	134	154
Fixed-line broadband ARPU, US$	15.4	16.2	15.8	14.8	14.9	13.8	12.9	12.6	11.9	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	16,890	17,490	18,664	17,498	15,104	16,021	16,611	15,706	14,179	70,541	63,441
EBITDA	5,693	6,699	7,538	7,108	5,766	6,065	7,225	6,202	5,551	27,038	25,257
EBITDA margin	33.7%	38.3%	40.4%	40.6%	38.2%	37.9%	43.5%	39.5%	39.1%	38.3%	39.8%
Adjusted SG&A*
including Sales & Marketing Expenses
Capital expenditures	3,216	2,332	3,227	2,485	1,275	1,762	1,730	1,333	525	11,261	6,100
Operational Free Cash Flow	2,477	4,367	4,311	4,623	4,491	4,303	5,495	4,869	5,025	15,777	19,157

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues
Subscribers (‘000)	699	733	761	765	753	771	803	800	756	765	800
ARPU, AMD	2839.0	3089.0	3281.0	2887.0	2508.0	2741.0	2994.0	2678.0	2446.2	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	208	267	300	321	323	334	358	356	336	321	356
MOU, min	238	262	264	261	252	279	271	273	295	n.a.	n.a.
Churn 3 months active base (quarterly), %	20.2%	20.4%	22.7%	24.0%	21.9%	20.2%	19.7%	22.2%	20.4%	n.a.	n.a.

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues
Fixed-line broadband revenues
Fixed-line broadband subscribers (‘000)	84	100	115	134	136	138	149	154	159	134	154
Fixed-line broadband ARPU, US$

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Tajikistan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	21	26	29	25	21	26	31	29	29	101	107
EBITDA	9	14	14	11	9	13	16	13	12	48	51
EBITDA margin	44.9%	51.9%	47.3%	44.1%	42.0%	49.6%	52.2%	45.9%	42.5%	47.2%	47.9%
Adjusted SG&A*	5	6	8	8	7	7	9	9	10	27	32
including Sales & Marketing Expenses	1	1	1	1	2	1	1	1	0	5	5
Capital expenditures	3	7	4	14	3	7	5	6	4	29	20
Operational Free Cash Flow	6	6	9	(3)	6	6	12	8	9	19	31

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	18	23	27	24	21	25	29	28	28	92	103
Subscribers (‘000)	804	870	937	965	1,008	957	947	1,132	1,161	965	1,132
ARPU, US$	7.6	9.4	9.8	8.3	6.7	8.5	10.1	8.9	8.2	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	264	267	308	379	392	356	351	422	457	379	422
MOU, min	203	234	246	229	219	246	242	256	235	n.a.	n.a.
Churn 3 months active base (quarterly), %	18.6%	15.0%	15.1%	18.7%	13.6%	22.9%	19.3%	17.1%	20.4%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	3	3	2	1	0.0	1.4	1.7	1.2	0.7	8.4	4.3

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Georgia

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	12	15	18	18	16	18	23	21	20	63	78
EBITDA	2	3	5	4	4	5	7	6	6	15	21
EBITDA margin	19.2%	21.9%	28.2%	22.6%	22.4%	27.3%	29.8%	28.8%	27.9%	23.4%	27.4%
Adjusted SG&A*	6	6	7	8	7	8	8	8	8	27	31
including Sales & Marketing Expenses	1	2	2	2	2	2	2	2	2	7	7
Capital expenditures	7	9	10	14	3	4	2	3	1	39	13
Operational Free Cash Flow	(5)	(5)	(5)	(10)	1	1	5	3	5	(25)	9

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	12	14	17	18	16	18	22	20	19	61	77
Subscribers (‘000)	611	712	793	833	875	899	991	969	971	833	969
ARPU, US$	6.1	6.9	7.4	6.6	5.9	6.6	7.4	6.6	6.3	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	220	277	320	356	386	376	410	378	386	356	378
MOU, min	147	224	227	217	216	234	251	244	253	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.2%	14.3%	16.8%	21.1%	17.9%	20.1%	17.8%	23.0%	19.4%	n.a.	n.a.

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	0.4	0.8	0.5	0.0	0.0	0.0	0.5	1.0	1.1	1.7	1.6

(in GEL millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	21	25	30	29	27	30	38	35	33	106	129
EBITDA	4	6	9	7	6	8	11	10	9	25	35
EBITDA margin	19.2%	22.1%	28.4%	22.6%	22.1%	27.1%	29.8%	28.9%	27.9%	23.4%	27.3%
Adjusted SG&A*
including Sales & Marketing Expenses
Capital expenditures	12	14	16	23	4	7	4	6	1	66	21
Operational Free Cash Flow	(8)	(8)	(7)	(16)	2	1	7	4	8	(41)	14

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues
Subscribers (‘000)	611	712	793	833	875	899	991	969	971	833	969
ARPU, GEL	10.0	11.0	12.0	11.0	10.0	11.0	12.0	10.9	10.4	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	220	277	320	356	386	376	410	378	386	356	378
MOU, min	147	224	227	217	216	234	251	244	253	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.2%	14.3%	16.8%	21.1%	17.9%	20.1%	17.8%	23.0%	19.4%	n.a.	n.a.

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Kyrgyzstan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	31	35	39	38	34	40	44	43	44	142	161
EBITDA	17	18	21	21	19	22	25	25	22	78	91
EBITDA margin	56.1%	53.0%	55.3%	54.3%	55.4%	55.0%	55.7%	58.3%	51.1%	54.7%	56.2%
Adjusted SG&A*	6	8	8	8	7	7	9	7	9	31	30
including Sales & Marketing Expenses	1	2	2	2	1	1	2	2	2	6	6
Capital expenditures	4	15	4	21	2	8	7	15	1	44	31
Operational Free Cash Flow	13	3	17	(0)	17	15	18	10	21	34	60

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	31	35	39	38	34	40	44	43	44	142	161
Subscribers (‘000)	1,965	2,102	2,281	2,371	2,373	2,368	2,419	2,482	2,245	2,371	2,482
ARPU, US$	5.1	5.6	5.8	5.3	4.8	5.6	6.1	5.7	6.2	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	838	857	1,014	1,124	1,212	1,261	1,289	1,306	1,564	1,124	1,306
MOU, min	290	319	308	292	272	289	273	253	228	n.a.	n.a.
Churn 3 months active base (quarterly), %	14.9%	10.2%	12.6%	14.6%	14.5%	16.4%	17.4%	13.9%	23.5%	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	1,445	1,603	1,730	1,753	1,602	1,896	2,076	2,009	2,093	6,531	7,582
EBITDA	808	847	958	954	889	1,050	1,156	1,171	1,069	3,567	4,266
EBITDA margin	56.0%	52.8%	55.4%	54.4%	55.5%	55.4%	55.7%	58.3%	51.1%	54.6%	56.3%
Adjusted SG&A*
including Sales & Marketing Expenses
Capital expenditures	176	699	189	969	77	355	328	701	55	2,034	1,461
Operational Free Cash Flow	632	148	769	(15)	812	695	828	470	1,015	1,533	2,805

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues
Subscribers (‘000)	1,965	2,102	2,281	2,371	2,373	2,368	2,419	2,482	2,245	2,371	2,482
ARPU, KGS	243.0	261.0	260.0	245.0	223.0	264.0	285.0	269.9	293.6	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	838	857	1,014	1,124	1,212	1,261	1,289	1,306	1,564	1,124	1,306
MOU, min	290	319	308	292	272	289	273	253	228	n.a.	n.a.
Churn 3 months active base (quarterly), %	14.9%	10.2%	12.6%	14.6%	14.5%	16.4%	17.4%	13.9%	23.5%	n.a.	n.a.

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions
**	Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Sub Saharan Africa (Telecel Globe)

(in US$ millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	25	24	21	24	22	23	26	23	20	94	91
EBITDA	4	2	7	-5	6	9	11	7	6	8	33
EBITDA margin	17.5%	7.5%	32.9%	n.m.	28.1%	40.5%	41.2%	27.0%	29.9%	8%	33%
Subscribers (‘000)	2,584	2,789	2,825	3,140	3,499	3,736	4,231	4,464	4,106	3,140	4,464
- CAR	420	447	450	435	439	428	414	442	435	435	442
- Burundi	1,023	1,041	1,132	1,185	1,227	1,305	1,426	1,440	1,241	1,185	1,440
- Zimbabwe*	1,141	1,301	1,243	1,520	1,833	2,003	2,391	2,582	2,430	1,520	2,582
Mobile ARPU (US$):
- CAR	5	5	6	7	7	6	7	5	5	n.a.	n.a.
- Burundi	3	3	4	3	3	3	3	3	3	n.a.	n.a.
- Zimbabwe*	4	6	7	7	6	5	6	5	5	n.a.	n.a.

*	Zimbabwe is accounted for as investment at cost

SEA

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	FY 2011	FY 2012
Total operating revenues	10.0	17.8	17.4	23.5	22.8	13.1	11.9	13.0	11.9	68.7	60.8
EBITDA	-3.2	-37.4	-15.2	-19.7	-6.0	-2.9	-1.2	0.2	-0.9	-75.5	-9.9
EBITDA margin	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	1.5%	n.m.	n.m.	n.m.

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q4 2011	Q4 2012
Subscribers (‘000)	1,307	1,993	3,000	4,375	4,554	1,504	1,357	915	846	4,375	915
- Cambodia	757	818	800	1,013	1,078	1,126	1,020	597	533	1,013	597
- Laos	550	536	500	405	462	378	337	318	313	405	318
- Vietnam	n.a.	639	1,700	2,957	3,014	n.a	n.a	n.a	n.a	2,957	n.a
Mobile ARPU (US$):
- Cambodia	3.5	3.0	3.0	2.0	1.6	1.7	1.5	1.8	2.3	n.a.	n.a.
- Laos	n.m.	5.1	5.4	4.9	4.1	5.44	6.76	7.26	7.03	n.a.	n.a.
- Vietnam	n.a.	n.m.	0.7	0.9	0.9	n.a	n.a	n.a	n.a	n.a.	n.a.